                                                                    Exhibit 99.8



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                        CINRAM INTERNATIONAL INCOME FUND

                    AMENDED AND RESTATED DECLARATION OF TRUST

                                   MAY 5, 2006

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                                TABLE OF CONTENTS

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                                                                            PAGE
                                                                            ----
ARTICLE 1 INTERPRETATION.................................................     2
   1.1     Definitions...................................................     2
   1.2     References to Acts Performed by the Trust.....................     7
   1.3     Accounting Terms..............................................     7
   1.4     References....................................................     7
   1.5     Construction..................................................     7
   1.6     Tax Act.......................................................     7
   1.7     Number and Gender.............................................     8
   1.8     Headings for Reference Only...................................     8
   1.9     Day Not a Business Day........................................     8
   1.10    Currency......................................................     8
   1.11    Time of the Essence...........................................     8
   1.12    Governing Law.................................................     8

ARTICLE 2 DECLARATION OF TRUST...........................................     8
   2.1     Establishment of the Trust....................................     8
   2.2     Initial Contribution..........................................     8
   2.3     Name of Trust.................................................     9
   2.4     Head Office...................................................     9
   2.5     Nature of the Trust...........................................     9
   2.6     Rights of Trust Unitholders...................................     9
   2.7     Liability of Trust Unitholders................................     9
   2.8     Limitation on Distributions...................................    10

ARTICLE 3 ISSUE AND SALE OF TRUST UNITS..................................    11
   3.1     Nature of Trust Units.........................................    11
   3.2     Authorized Number of Trust Units..............................    11
   3.3     Issue of Trust Units..........................................    12
   3.4     No Fractional Trust Units.....................................    12
   3.5     Re-Purchase of Initial Trust Unit by the Trust................    12
   3.6     Consolidation of Trust Units..................................    12
   3.7     No Pre-Emptive Rights.........................................    13
   3.8     Deemed Issuance...............................................    13

ARTICLE 4 INVESTMENTS OF TRUST...........................................    13
   4.1     Purpose of the Trust..........................................    13
   4.2     The Arrangement...............................................    14
   4.3     Other Investments.............................................    15

ARTICLE 5 DISTRIBUTIONS..................................................    15
   5.1     Computation of Distributable Cash Flow of the Trust...........    15
   5.2     Computation of Income and Net Realized Capital Gains..........    16
   5.3     Distributions of Distributable Cash Flow......................    16
   5.4     Other Distributions...........................................    16
   5.5     Character of Distributions and Designations...................    17
   5.6     Enforceability of Right to Receive Distributions..............    17
   5.7     Method of Payment of Distributions............................    18
   5.8     Withholding Taxes.............................................    18
   5.9     Tax Act Definitions...........................................    18
   5.10    Distribution Reinvestment and Trust Unit Purchase Plan........    18
   5.11    Payments of Cash..............................................    19
   5.12    Unclaimed Distributions.......................................    19

ARTICLE 6 REDEMPTION OF TRUST UNITS......................................    19
   6.1     Right of Redemption...........................................    19
   6.2     Exercise of Redemption Right..................................    19
   6.3     Cash Redemption...............................................    20
   6.4     No Cash Redemption in Certain Circumstances...................    21

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
   6.5     In Specie Redemption..........................................    21
   6.6     Cancellation of all Redeemed Trust Units......................    24
   6.7     Retraction and Redemption of Special Voting Units.............    24

ARTICLE 7 TRUSTEES.......................................................    24
   7.1     Number of Trustees............................................    24
   7.2     Calling and Notice of Meetings................................    24
   7.3     Place of Meetings.............................................    24
   7.4     Meetings by Telephone.........................................    25
   7.5     Quorum........................................................    25
   7.6     Chairperson...................................................    25
   7.7     Action by the Trustees........................................    25
   7.8     Adjourned Meeting.............................................    25
   7.9     Remuneration and Expenses.....................................    25
   7.10    Officers......................................................    25

ARTICLE 8 APPOINTMENT, RESIGNATION AND REMOVAL OF THE TRUSTEES...........    26
   8.1     Qualification of Trustees.....................................    26
   8.2     Appointment of Trustees.......................................    26
   8.3     Consent to Act................................................    26
   8.4     Failure to Elect Minimum Number of Trustees...................    27
   8.5     Ceasing to Hold Office........................................    27
   8.6     Removal of Trustees...........................................    28
   8.7     Filling Vacancies.............................................    28
   8.8     Validity of Acts..............................................    28

ARTICLE 9 CONCERNING THE TRUSTEES........................................    28
   9.1     Powers of the Trustees........................................    28
   9.2     Specific Powers and Authorities...............................    29
   9.3     Holdings Trust Units, Holdings Trust Notes and GP Shares
              Held by the Trust..........................................    32
   9.4     Restrictions on Trustees' Powers..............................    33
   9.5     Banking.......................................................    33
   9.6     Standard of Care and Duties...................................    34
   9.7     Fees and Expenses.............................................    34
   9.8     Limitations on Liability of Trustees..........................    34
   9.9     Indemnification of Trustees...................................    35
   9.10    Contractual Obligations of Trust..............................    35
   9.11    Conflicts of Interest.........................................    35
   9.12    Conditions Precedent..........................................    37
   9.13    Reliance Upon Trustees and Officers...........................    37

ARTICLE 10 COMMITTEES OF TRUSTEES........................................    37
   10.1    Delegation....................................................    37
   10.2    Procedure.....................................................    37

ARTICLE 11 AMENDMENT.....................................................    38
   11.1    Amendment.....................................................    38
   11.2    Notification of Amendment.....................................    38

ARTICLE 12 MEETINGS OF TRUST UNITHOLDERS.................................    39
   12.1    Annual and Special Meetings of Trust Unitholders..............    39
   12.2    Notice of Meetings............................................    40
   12.3    Unitholder Proposals..........................................    40
   12.4    Quorum........................................................    41
   12.5    Voting Rights of Trust Unitholders............................    41
   12.6    Resolutions Binding the Trustees..............................    42
   12.7    Meaning of "Special Resolution"...............................    43
   12.8    Meaning of "Outstanding"......................................    43
   12.9    Record Date for Voting........................................    44
   12.10   Appointment of Inspector......................................    44
   12.11   Resolutions in Writing........................................    44

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
ARTICLE 13 CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS........    44
   13.1    Nature of Trust Units.........................................    44
   13.2    Liability.....................................................    45
   13.3    Trust Unit Certificates.......................................    45
   13.4    Contents of Trust Unit Certificates...........................    46
   13.5    Register of Trust Unitholders.................................    47
   13.6    Limitation of Ownership by Non-Residents......................    47
   13.7    Transfer of Trust Units.......................................    48
   13.8    Trust Units Held Jointly or in a Fiduciary Capacity...........    48
   13.9    Performance of Trust..........................................    49
   13.10   Lost Certificates.............................................    49
   13.11   Death or Disability of a Trust Unitholder.....................    49
   13.12   Unclaimed Distribution........................................    49
   13.13   Offer for Trust Units.........................................    49

ARTICLE 14 TERMINATION...................................................    52
   14.1    Term of Trust.................................................    52
   14.2    Termination with the Approval of Trust Unitholders............    52
   14.3    Procedure Upon Termination....................................    52
   14.4    Powers of the Trustees Upon Termination.......................    53
   14.5    Sale of Investments...........................................    53
   14.6    Distribution of Proceeds or Assets............................    53
   14.7    Further Notice to Trust Unitholders...........................    53
   14.8    Responsibility of the Trustees after Sale and Conversion......    53

ARTICLE 15 SUPPLEMENTAL INDENTURES.......................................    54
   15.1    Provision for Supplemental Indentures for Certain Purposes....    54

ARTICLE 16 GENERAL.......................................................    54
   16.1    Notices.......................................................    54
   16.2    Failure to Give Notice........................................    55
   16.3    Joint Holders.................................................    55
   16.4    Service of Notice.............................................    55
   16.5    Information Available to Trust Unitholders....................    55
   16.6    Fiscal Year...................................................    55
   16.7    Financial Disclosure..........................................    55
   16.8    Trust Unitholder Meeting Information..........................    56
   16.9    Taxation Information..........................................    56
   16.10   Income Tax: Election..........................................    56
   16.11   Power of Attorney.............................................    56
   16.12   Income Tax: Obligation of the Trustees........................    57
   16.13   Income Tax: Deductions........................................    57
   16.14   Binding Effect of Resolutions.................................    57
   16.15   No Breach.....................................................    57
   16.16   Execution of Instruments......................................    57

ARTICLE 17 AUDITORS......................................................    57
   17.1    Qualification of Auditors.....................................    57
   17.2    Appointment of Auditors.......................................    58
   17.3    Change of Auditors............................................    58
   17.4    Report of Auditors............................................    58

ARTICLE 18 MISCELLANEOUS.................................................    58
   18.1    Counterparts..................................................    58
   18.2    Severability..................................................    58
   18.3    Successors and Assigns........................................    58
   18.4    References to Agreements......................................    58
   18.5    Language......................................................    58

                        CINRAM INTERNATIONAL INCOME FUND

     THIS AMENDED AND RESTATED DECLARATION OF TRUST is made the 5th day of May, 2006.

BETWEEN:

          NADIR H. MOHAMED, resident in the Province of Ontario and PETER G. WHITE, resident in the Province of Ontario, the trustees (the "INITIAL TRUSTEES") of the trust constituted by this declaration of trust, and each person who after the date hereof becomes a trustee of the Trust as herein provided (each person, while a trustee of the trust as herein provided, hereinafter called a "TRUSTEE" and collectively at any time, the individuals each of whom is at that time a Trustee, hereinafter called the "TRUSTEES"),

                                                              OF THE FIRST PART,

                                     -and-

          1362806 ONTARIO LIMITED, a corporation incorporated under the laws of the Province of Ontario (hereinafter called the "INITIAL UNITHOLDER") and all persons who after the date hereof become holders of units of the trust as herein provided (collectively at any time, the "TRUST UNITHOLDERS"),

                                                             OF THE SECOND PART.

     WHEREAS pursuant to a declaration of trust made as of the 21st day of March, 2006 by the Initial Trustee and the Initial Unitholder, the Initial Unitholder created a trust for investment purposes, including investing in securities of Holdings Trust and Holding GP;

     AND WHEREAS for the purpose of settling the trust created hereunder, the Initial Unitholder paid an Initial Contribution to the Initial Trustees an amount of $110.00 in lawful money of Canada (the "INITIAL CONTRIBUTION");

     AND WHEREAS the Trustees have agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Declaration of Trust or in respect of the investment of these assets in accordance with the provisions hereinafter set forth;

     AND WHEREAS the Initial Unitholder and the Trustees desire that the beneficiaries of the Trust, including the Initial Unitholder, shall be the holders of Trust Units;

     AND WHEREAS it is intended that, pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act, the Trust will acquire issued shares in the capital of Cinram and will issue Trust Units to the Cinram shareholders in exchange therefor;

     AND WHEREAS the Initial Unitholder and the Trustees desire that the Trust shall qualify as a "mutual fund trust" pursuant to subsection 132(6) of the Tax Act;

     AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Trust;

     AND WHEREAS pursuant to Subsection 11.1(a) of the Original Declaration of Trust, the parties hereto desire to amend certain provisions of the Original Declaration of Trust;

     NOW THEREFORE, the undersigned Trustees, being all of the Trustees, hereby confirm and declare that they agree with the Initial Unitholder to hold in trust, as Trustees, the Initial Contribution and any and all other property, real, personal or otherwise, tangible or intangible, which has been at the date hereof or is hereafter transferred, conveyed or paid to or otherwise received by them as Trustees or to which the Trust is otherwise entitled and all rents, income, profits and gains therefrom for the benefit of the Trust Unitholders hereunder in accordance with and subject to the expressed provisions of this Declaration of Trust, to wit:

                                    ARTICLE 1
                                 INTERPRETATION

1.1  DEFINITIONS

     In this Declaration of Trust, including the recitals hereto, unless the context otherwise requires, the following terms shall have the following meanings:

     (a) "ADMINISTRATION AGREEMENT" means the administration agreement to be entered into on the Effective Date among the Trust, Holdings Trust and Amalco, as the same may be amended, supplemented or restated from time to time;

     (b) "AFFILIATE" has the meaning ascribed thereto in Section 1.2 of National Instrument 45-106 - Prospectus and Registration Exemptions on the date hereof;

     (c) "AMALCO" means Cinram International Inc., the company to be formed upon the amalgamation of Cinram and Cinram Newco, as contemplated by the Arrangement;

     (d)  "ARRANGEMENT" means the proposed arrangement, under the provisions of section 192 of the CBCA, on the terms and conditions set forth in the plan of arrangement, as the same may be amended, supplemented or restated from time to time;

     (e) "ARRANGEMENT AGREEMENT" means the arrangement agreement to be entered into by the Trust, Holdings Trust, Holding GP, Holding LP, Cinram, Cinram International ULC, Cinram International LLC and Newco in respect of the Arrangement, as the same may be amended, supplemented or restated from time to time;

     (f) "ARRANGEMENT RESOLUTION" means the special resolution in respect of the Arrangement to be voted upon by Shareholders at the Meeting;

     (g) "ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed, after the Final Order has been made, giving effect to the Arrangement;

     (h) "ASSOCIATE" has the meaning given to that term in the Securities Act (Ontario) on the date hereof;

     (i) "AUDITORS" means the firm of chartered accountants appointed as the auditors of the Trust from time to time in accordance with the provisions hereof and, initially, means KPMG LLP;

     (j) "BOOK-ENTRY SYSTEM" means the record-entry securities transfer and pledge system known, as of the date hereof, by such name, which is administered by CDS in accordance with the operating rules and procedures of the Securities Settlement Service of CDS in force from time to time, or any successor system which CDS may offer from time to time;

     (k) "BUSINESS DAY" means a day which is not a Saturday, Sunday or civic or statutory holiday in the Province of Ontario;

     (l) "CASH FLOW OF THE TRUST" has the meaning ascribed thereto in Subsection 5.1(a);

     (m) "CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c.C.44, as amended, including the regulations promulgated thereunder;

     (n) "CDS" means The Canadian Depository for Securities Limited and its successors;

     (o) "CDS PARTICIPANT" means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS;

     (p) "CERTIFICATE" means the certificate or certificates or other confirmation of filing to be issued by the Director (as defined in the CBCA), pursuant to Subsection 192(7) of the CBCA, giving effect to the Arrangement;

     (q) "CINRAM" means Cinram International Inc., a corporation incorporated under the CBCA;

     (r) "CINRAM NEWCO" means Cinram Acquisition Inc., a corporation incorporated under the CBCA;

     (s) "CIRCULAR" means the management proxy circular, including all appendices thereto, distributed by Cinram in connection with the Meeting;

     (t) "CLOSING" means the completion of the issuance of Trust Units to the public in exchange for common shares of Cinram pursuant to the Arrangement; "DATE OF CLOSING" means the date on which Closing occurs; and "TIME OF CLOSING" means the effective time on the Date of Closing at which Closing occurs;

     (u)  "CODE" means the U.S. Internal Revenue Code of 1986, as amended;

     (v) "COUNSEL" means a barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Trust;

     (w)  "COURT" means the Ontario Superior Court of Justice;

     (x) "DECLARATION OF TRUST" or "DECLARATION" means this instrument, as the same may be supplemented, amended or restated from time to time; and "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof and includes any and every instrument supplemental or ancillary hereto or in implementation hereof;

     (y)  "DEPOSITORY" has the meaning ascribed thereto in Subsection 13.1(a);

     (z) "DISTRIBUTABLE CASH FLOW" has the meaning ascribed thereto in Subsection 5.1(b);

     (aa) "DISTRIBUTION PAYMENT DATES" in respect of a Distribution Period means a date no later than the 15th day of the month immediately following the end of the Distribution Period or, if such day is not a Business Day, the next following Business Day or such other date determined from time to time by the Trustees;

     (bb) "DISTRIBUTION PERIOD" means each calendar month in each calendar year, from and including the first day thereof and to and including the last day thereof provided that the first Distribution Period shall begin on (and include) the Date of Closing and shall end on (and include) the last day of the calendar month following the calendar month in which Closing occurs;

     (cc) "DISTRIBUTION RECORD DATE" means the last Business Day of each Distribution Period, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date, and any additional days as may be determined from time to time by the Trustees;

     (dd) "EFFECTIVE DATE" means the effective date of the Arrangement pursuant to the Final Order and the Certificate;

     (ee) "EFFECTIVE TIME" means the time on the Effective Date at which the Arrangement is effective, as specified in the Final Order and the Certificate;

     (ff) "EXCHANGE AGREEMENT" means the agreement to be entered into on the Effective Date among the Trust, Holdings Trust, Holding GP, Holding LP and any other parties agreeing to be bound by such agreement regarding various exchange rights, as the same may be amended, supplemented or restated from time to time;

     (gg) "EXCHANGEABLE UNITS" means the exchangeable Class B limited partnership units of Holding LP and other exchangeable securities that may be issued by subsidiaries of the Trust in connection with other transactions;

     (hh) "EXCLUDED PERSON" means a person that is (i) a Non-Resident; (ii) a Tax Exempt Person; (iii) a partnership; (iv) a person, an interest in which is a "tax shelter investment" for the purposes of the Tax Act; or (v) a person which would acquire an interest in Holding Partnership as a "tax shelter investment" for the purposes of the Tax Act;

     (ii) "FINAL ORDER" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of section 192 of the CBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

     (jj) "FUND GROUP" means, collectively, the Trust, Holdings Trust, Holding GP, Holding LP, Cinram, Cinram International ULC, Cinram International LLC and any of their respective subsidiaries;

     (kk) "GAAP" means, at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

     (ll) "GLOBAL TRUST UNIT CERTIFICATE" has the meaning specified in Subsection 13.1(a);

     (mm) "GOVERNMENTAL AUTHORITY" shall mean (a) any nation, province, state, county, city, or other jurisdiction; (b) any federal, provincial, state, local, municipal, foreign or other governmental entity; (c) any governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental power); (d) any body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power; or (e) any official of the foregoing;

     (nn) "GP SHARES" means the common shares of Holding GP;

     (oo) "HOLDING GP" means Cinram International General Partner Inc., a company incorporated under the Business Corporations Act (Ontario);

     (pp) "HOLDING LP" means Cinram International Limited Partnership, a limited partnership established under the laws of Manitoba;

     (qq) "HOLDINGS TRUST NOTE INDENTURE" means the note indenture pursuant to which Holdings Trust will issue the Holdings Trust Series 1 Notes and may issue Holdings Trust Series 2 Notes and Holdings Trust Series 3 Notes, as the same may be amended, supplemented or restated from time to time;

     (rr) "HOLDINGS TRUST NOTES" means the notes of Holdings Trust issued from time to time in accordance with the Holdings Trust Note Indenture, to be designated as Series 1, Series 2 or Series 3, and "HOLDINGS TRUST NOTES" also means any unsecured subordinated notes of Holdings Trust which may be subsequently issued by Holdings Trust pursuant to the Holdings Trust Note Indenture or otherwise;

     (ss) "HOLDINGS TRUST UNITS" means the trust units of Holdings Trust, each of which represents an equal undivided beneficial interest in Holdings Trust;

     (tt) "HOLDINGS TRUST" means CII Trust, an unincorporated open-ended limited purpose trust to be established under the laws of the Province of Ontario, all of the beneficial interests of which will initially be held by the Trust;

     (uu) "IN SPECIE REDEMPTION PRICE" has the meaning ascribed thereto in
          Section 6.5;

     (vv) "INCOME OF THE TRUST" has the meaning ascribed thereto in Subsection 5.2(a);

     (ww) "INITIAL CONTRIBUTION" means the amount of $110.00 paid by the Initial Unitholder to the Initial Trustees for the purpose of settling this trust;

     (xx) "INITIAL TRUSTEES" means Nadir H. Mohamed and Peter G. White;

     (yy) "INITIAL UNITHOLDER" means 1362806 Ontario Limited, a corporation incorporated under the laws of Ontario;

     (zz) "LP UNITS" means the Class A and Class B limited partnership units of Holding LP;

     (aaa) "MEETING" means the annual and special meeting of Shareholders to be held on April 28, 2006, and any adjournment(s) or postponement(s) thereof, to consider and to vote on the Arrangement Resolution and the other matters set out in the notice of the annual and special meeting which will accompany the Circular;

     (bbb) "MONTHLY LIMIT" has the meaning ascribed thereto in Subsection
          6.4(a);

     (ccc) "NET REALIZED CAPITAL GAINS" has the meaning ascribed thereto in Subsection 5.2(b);

     (ddd) "NON-RESIDENT" means a non-resident of Canada within the meaning of the Tax Act and any partnership that is not a Canadian partnership within the meaning of the Tax Act;

     (eee) "ORIGINAL DECLARATION OF TRUST" means the declaration of trust made as of the 21st day of March, 2006 between the Initial Trustees and the Initial Unitholder creating the Trust;

     (fff) "PERSON" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities, and government and agencies and political subdivisions thereof;

     (ggg) "REDEMPTION DATE" has the meaning ascribed thereto in Subsection 6.3(a)(i);

     (hhh) "REDEMPTION PRICE" has the meaning ascribed thereto in Subsection 6.3(a);

     (iii) "RESIDENT" means a person who is not a Non-Resident and a partnership that is a "Canadian partnership" for purposes of the Tax Act;

     (jjj) "SENIOR INDEBTEDNESS" has the meaning ascribed thereto in the Holdings Trust Note Indenture;

     (kkk) "SHAREHOLDERS" means the holders of common shares of Cinram;

     (lll) "SPECIAL RESOLUTION" has the meaning ascribed thereto in Section
          12.7;

     (mmm) "SPECIAL VOTING UNITHOLDERS" means at any time the holders at that time of one more Special Voting Units, as shown on the register of such holders maintained by the Transfer Agent on behalf of the Trust;

     (nnn) "SPECIAL VOTING UNITS" means the special voting units of the Trust referred to in Section 3.1;

     (ooo) "SUBORDINATION AGREEMENT" has the meaning ascribed thereto in Section 2.7(e);

     (ppp) "TAX ACT" means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.)
          c. 1, as amended, and the regulations thereunder;

     (qqq) "TAX-EXEMPT PERSON" means a person that is generally exempt from tax under Part I of the Tax Act (including, without limitation, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans);

     (rrr) "TRANSFER AGENT" means such company as may from time to time be appointed by the Trust to act as registrar and transfer agent of the Trust Units, together with any sub-transfer agent duly appointed by such registrar and transfer agent;

     (sss) "TRANSFER DATE" has the meaning ascribed thereto in Section 6.5(c);

     (ttt) "TRUST ASSETS", at any time, means such monies, properties and other assets as are at such time held by the Trust or by the Trustees on behalf of the Trust, including:

          (i)  the Initial Contribution;

          (ii) all funds or property derived from the issuance or sale of Trust Units or other securities of the Trust or other cash received by the Trust;

          (iii) all securities held by the Trust or by the Trustees on behalf of the Trust, including any Holdings Trust Units, any Holdings Trust Notes and any GP Shares owned by the Trust;

          (iv) investments permitted pursuant to Section 4.3;

          (v)  any proceeds of disposition of any of the foregoing property;

          (vi) any securities issued by Holdings Trust on the maturity or redemption of any Holdings Trust Units or Holdings Trust Notes owned by the Trust; and

          (vii) all income, proceeds, interest, profit, dividends, return of capital, gains and accretions, and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

     (uuu) "TRUST LIABILITIES" has the meaning ascribed thereto in Subsection 2.7(a);

     (vvv) "TRUST UNIT CERTIFICATE" means a certificate, in form approved by the Trustees, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

     (www) "TRUST UNITHOLDERS" means at any time the holders at that time of one or more Trust Units, as shown on the register of such holders maintained by the Transfer Agent on behalf of the Trust, and, for the purposes of Section 2.7, Article 8, Article 11, Article 12 and Article 16, includes holders of Special Voting Units;

     (xxx) "TRUST UNITS" means the units of the Trust (other than the Special Voting Units) authorized and issued hereunder as such and for the time being outstanding and entitled to the benefits hereof;

     (yyy) "TRUST" means the trust constituted by this Declaration of Trust;

     (zzz) "TRUSTEE" means an individual who is, in accordance with the provisions hereof, a trustee of the Trust at that time and "TRUSTEES" means, at any time, all of the individuals, each of whom is at that time a Trustee;

     (aaaa) "TSX" means the Toronto Stock Exchange; and

     (bbbb) "VOTING UNITS" means, collectively, the Trust Units and the Special Voting Units.

1.2  REFERENCES TO ACTS PERFORMED BY THE TRUST

     For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed or which may not be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed or which may not be performed by the Trustees on behalf of the Trust or by some other person duly authorized to do so by the Trustees or pursuant to the provisions hereof, and where reference is made in this Declaration of Trust to actions, rights or obligations of the Trustees, such reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustees in their capacity as Trustees, and not in their other capacities, unless the context otherwise requires.

1.3  ACCOUNTING TERMS

     All accounting terms not specifically defined in this Declaration will be construed in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of this Declaration of Trust, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise determined by the Trustees, be made in accordance with GAAP.

1.4  REFERENCES

     Except as otherwise specifically provided herein, reference in this Declaration of Trust to any contract, agreement or any other instrument will be deemed to include references to the same as varied, amended, supplemented, restated or replaced from time to time. Except as otherwise specifically provided herein, any reference in this Declaration of Trust to a statute or regulations, rules, policies or instruments thereunder will be deemed to be a reference to such statute or regulation, rule, policy or instrument as amended, re-enacted or replaced from time to time, and reference to specific parts, paragraphs or sections thereof will include all amendments, re-enactments or replacements.

1.5  CONSTRUCTION

     The words "including" and "includes" where used in this Declaration will be deemed to mean "including, without limitation" and "includes, without limitation", respectively.

1.6  TAX ACT

     Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply to provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.7  NUMBER AND GENDER

     In this Declaration of Trust, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa; words importing a gender shall include the feminine, masculine and neuter genders; and words importing persons includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities, and government and agencies and political subdivisions thereof.

1.8  HEADINGS FOR REFERENCE ONLY

     The division of this Declaration of Trust into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust.

1.9  DAY NOT A BUSINESS DAY

     In the event that any day on which any amount is to be determined or any other determination is to be made or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such other determination shall be made or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. Notwithstanding the foregoing, this section is not applicable to Sections 5.1, 5.2, 5.3, and 5.4.

1.10 CURRENCY

     All references in this Declaration of Trust to "dollars" or "$" are to Canadian dollars, unless otherwise noted.

1.11 TIME OF THE ESSENCE

     Time shall be of the essence in this Declaration of Trust.

1.12 GOVERNING LAW

     This Declaration of Trust and the Trust Unit Certificates shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Ontario.

                                    ARTICLE 2
                              DECLARATION OF TRUST

2.1  ESTABLISHMENT OF THE TRUST

     The Trustees hereby declare themselves, and agree to act as, trustees of the Trust and to hold and administer the Trust Assets in trust for the use and benefit of the Trust Unitholders and the Special Voting Unitholders, their successors, permitted assigns and personal representatives and, subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.2  INITIAL CONTRIBUTION

     The Initial Unitholder paid, concurrently with the execution of the Original Declaration of Trust, the Initial Contribution to the Initial Trustees for the purpose of settling the Trust. The Initial Trustees acknowledged receipt of the Initial Contribution and the Trust issued to the Initial Unitholder eleven Trust Units in exchange for the payment of $110.00.

2.3  NAME OF TRUST

     (a) The Trust shall be known and designated in English as "CINRAM INTERNATIONAL INCOME FUND" and, whenever practicable, lawful and convenient, the property of the Trust shall be held and the affairs of the Trust shall be conducted and transacted under that name.

     (b) If the Trustees determine that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustees deem appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

     (c) The Trustees may approve and use a version of any name or designation used by the Trust in any foreign language.

2.4  HEAD OFFICE

     The head office of the Trust hereby created shall be located at 2255 Markham Road, Toronto, Ontario M1B 2W3, or such other place or places in Canada as the Trustees may from time to time designate.

2.5  NATURE OF THE TRUST

     The Trust is an unincorporated, open-ended, limited purpose trust, established for the purposes specified in Section 4.1. The Trust is not, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, society, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustees or any individual Trustee or the Trust Unitholders or holders of Special Voting Units or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustees are not and shall not be, or be deemed to be, agents of the Trust Unitholders or holders of Special Voting Units. The relationship of the Trust Unitholders and holders of Special Voting Units to the Trustees shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Declaration of Trust.

2.6  RIGHTS OF TRUST UNITHOLDERS

     The rights of each Trust Unitholder (including the right to call for or receive a distribution or division of assets, monies, funds, income, dividends and capital gains held, received or realized by the Trust) are limited to those contained herein and, except as provided herein, no Trust Unitholder shall be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trustees. The legal ownership of the Trust Assets and the right to conduct the activities of the Trust are vested exclusively in the Trustees and no Trust Unitholder has or is deemed to have any right of ownership in any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Trust Unitholder(s) or holder(s) of Special Voting Unit shall be entitled to interfere with or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust. The Trust Units and Special Voting Units shall be personal property and shall confer upon the holders thereof only the interests and rights specifically set forth in this Declaration of Trust.

2.7  LIABILITY OF TRUST UNITHOLDERS

     (a) Subject to Section 2.7(e), no Trust Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with: (i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations, liabilities or the activities or affairs of the Trust;
          (iii) any actual or alleged act or omission of the Trustees or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (iv) any actual or alleged act or omission of the Trustees or by any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (v) any transaction entered into by the Trustees or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or (vi) except as provided in Section 5.8, any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustees or by any other person (except the Trust Unitholder to the extent required by applicable tax laws) on behalf of or in connection with the activities or affairs of the Trust (collectively, "TRUST LIABILITIES").

     (b) No Trust Unitholder in its capacity as a Trust Unitholder shall be liable to indemnify the Trustees or any other person with respect to any Trust Liabilities.

     (c) To the extent that, notwithstanding the provisions of this Section 2.7, any Trust Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof will be enforceable only against, and will be satisfied only out of, the Trust Assets represented by its Trust Units.

     (d) To the extent that, contrary to the provisions of this Section 2.7, any Trust Unitholder is held personally liable as such to any other person in respect of any Trust Liabilities, such Trust Unitholder will be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability and for all costs of any litigation or other proceedings in which such liability has been determined, including all fees and disbursements of counsel. The rights accruing to a Trust Unitholder under this Section 2.7 do not exclude any other rights to which such Trust Unitholder may be lawfully entitled, nor does anything herein contained restrict the right of the Trustees to indemnify or reimburse a Trust Unitholder out of the Trust Assets in any appropriate situation not specially provided herein but, for greater certainty, the Trustees have no liability to reimburse Trust Unitholders for taxes assessed against them by reason of or arising out of their ownership of Trust Units.

     (e) If any Trust Asset should be distributed or declared to be distributable to Trust Unitholders contrary to the subordination provisions of the Holdings Trust Note Indenture or the provisions of any subordination agreement (each, a "SUBORDINATION AGREEMENT") between the Trust and the persons entitled to enforce any of the indebtedness of the Trust or any other member of the Fund Group, then the persons entitled to enforce such Subordination Agreements or subordination provisions shall be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions and the limitations in Subsections 2.7(c) and 2.7(d) shall not apply to any judgment in respect of (and to the extent only based on) such contrary distribution and no Trust Unitholder shall have the right to enforce any distribution contrary to such Subordination Agreements or provisions.

2.8  LIMITATION ON DISTRIBUTIONS

     No distributions on the Trust Units shall be made by the Trust or received by the Trust Unitholders, whether in cash, property or securities by set-off or otherwise, if at the time of such distribution or immediately after giving effect thereto, there shall exist under any Senior Indebtedness or any agreement or instrument pursuant to which any Senior Indebtedness is outstanding, any event of default or any default, condition, event or act which with notice, lapse of time, or both, would constitute an event of default thereunder.

                                    ARTICLE 3
                          ISSUE AND SALE OF TRUST UNITS

3.1  NATURE OF TRUST UNITS

     (a) The beneficial interests in the Trust shall be divided into interests of two classes, described and designated as "Trust Units" and "Special Voting Units", respectively, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein; each Trust Unit and Special Voting Unit shall vest indefeasibly in the holder thereof and the interest of each Trust Unitholder and, to the extent that Special Voting Units are outstanding, Special Voting Unitholder, shall be determined by the number of Trust Units or Special Voting Units registered in the name of the Trust Unitholder or Special Voting Unitholder, respectively.

     (b) Each Trust Unit represents an equal undivided beneficial interest in any distribution from the Trust (whether of Income of the Trust, Net Realized Capital Gains or other amounts) and in any net Trust Assets in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares in any distributions by the Trust and, in the event of termination or winding-up of the Trust, in the Trust Assets. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority, except as provided in Section 5.8. Each Trust Unit shall entitle the holder of record thereof to one vote at all meetings of holders of Voting Units.

     (c) A Special Voting Unit shall not entitle the holder thereof to any interest or share in the Trust, in any distribution from the Trust (whether of Income of the Trust, Net Realized Capital Gains or other amounts), or in the net Trust Assets in the event of a termination or winding-up of the Trust. Special Voting Units may be issued in series and shall only be issued in connection with or in relation to Exchangeable Units, provided that Special Voting Units may be issued to affiliates of the Fund for further provision to holders of Exchangeable Units. A Special Voting Unit shall be issued in conjunction with and will be attached to each Exchangeable Unit and will be evidenced only by the certificate or certificates representing such Exchangeable Units, provided that Special Voting Units may be issued to affiliates of the Fund for further provision to holders of Exchangeable Units. Each Special Voting Unit may be transferred solely with the transfer of the Exchangeable Unit with which it is associated, provided that Special Voting Units may be issued to affiliates of the Fund for further provision to holders of Exchangeable Units, and shall entitle the holder of record thereof to that number of whole votes (rounded down to the nearest whole vote) at all meetings of holders of Voting Units that is equal to the number of Trust Units into which the Exchangeable Units to which such Special Voting Unit relates is, directly or indirectly, exchangeable (other than in respect of Exchangeable Units that have been so exchanged and are held by the Trust or an affiliate thereof). Upon the exchange, conversion or cancellation of an Exchangeable Unit, the Special Voting Unit that is attached to such Exchangeable Unit will immediately be cancelled for no consideration without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

     (d) Concurrently with the issuance of Special Voting Units associated with any Exchangeable Units, the Trust shall enter into such agreements (including the Exchange Agreement) as may be necessary or desirable to properly provide for the terms of the Exchangeable Units, including to provide for voting of such Special Voting Units and issuance of Trust Units in exchange for Exchangeable Units.

     (e) The issued and outstanding Trust Units and Special Voting Units, together, may be subdivided or consolidated from time to time by the Trustees without notice to or approval of the Trust Unitholders or Special Voting Unitholders.

3.2  AUTHORIZED NUMBER OF TRUST UNITS

     The aggregate number of Trust Units and Special Voting Units which is authorized and may be issued hereunder is unlimited.

3.3  ISSUE OF TRUST UNITS

     (a) Subject to Subsection 4.1(d), Trust Units may be allotted and issued by the Trust at the times, to the persons, for the consideration and on the terms and conditions that the Trustees may determine and, without limiting the generality of the foregoing, the Trustees may authorize the Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase, whether absolutely or conditionally, Trust Units from the Trust or from any other person or procuring or agreeing to procure purchasers for Trust Units, whether absolute or conditional. Without limiting the foregoing, the Trustees may create and issue rights, warrants (including so-called "special warrants" which may be exercisable for no additional consideration) or options to subscribe for Trust Units or debt securities that are convertible into or exchangeable for Trust Units which rights, warrants, options or convertible debt securities may be exercisable at such subscription price or prices and at such time or times as the Trustees may determine. The rights, warrants, options or convertible debt securities so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant, option or convertible debt security shall not be a Trust Unit and the holder thereof shall not be a Trust Unitholder.

     (b) Trust Units are only to be issued as fully paid in money, property (including an obligation to pay consideration in instalments), or past services, and are not to be subject to future calls or assessments, except that Trust Units to be issued under an offering may be issued for consideration payable in instalments and the Trust may take a security interest over such Trust Units for unpaid instalments. In determining whether property or past services are the fair equivalent of monetary consideration, the Trustees may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust, and the resolution of the Trustees allotting and issuing such Trust Units shall express the fair equivalent in money of the other consideration received.

3.4  NO FRACTIONAL TRUST UNITS

     Fractions of Trust Units or Special Voting Units shall not be issued, except pursuant to distributions of additional Trust Units to all Trust Unitholders pursuant to Section 5.7, as a consequence of a consolidation pursuant to Section 3.6 or as permitted by the Trustees. No certificates will be issued for fractional Trust Units and fractional Trust Units or Special Voting Units will not entitle the holder thereof to vote. Subject to the foregoing, such fractional Trust Units or Special Voting Units shall have attached thereto the rights, restrictions, conditions and limitations attaching to whole Trust Units or Special Voting Units, in the proportion that they bear to a whole Trust Unit or Special Voting Unit.

3.5  RE-PURCHASE OF INITIAL TRUST UNIT BY THE TRUST

     Immediately after the Closing, the Trust will purchase the initial eleven Trust Units from the Initial Unitholder, and the Initial Unitholder shall sell the initial eleven Trust Units to the Trust, for a purchase price of $110.00 and, upon the completion of such purchase and sale, the initial eleven Trust Units shall be cancelled and shall no longer be outstanding for any of the purposes of this Declaration of Trust.

3.6  CONSOLIDATION OF TRUST UNITS

     Immediately after any pro rata distribution of additional Trust Units to all Trust Unitholders pursuant to Section 5.7, the number of the outstanding Trust Units will automatically be consolidated such that each Trust Unitholder will hold after the consolidation the same number of Trust Units as the Trust Unitholder held before the distribution of additional Trust Units. In this case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units shall be deemed to represent the same number of Trust Units after the non-cash distribution of additional Trust Units and the consolidation.

     Notwithstanding the foregoing, where tax is required to be withheld from a Trust Unitholder's share of the distribution, the consolidation will result in such Trust Unitholder holding that number of Trust Units equal to (i) the number of Trust Units held by such Trust Unitholder prior to the distribution plus the number of Trust Units received by such Trust Unitholder in connection with the distribution (net of the number of whole and part Trust

Units withheld on account of withholding taxes) multiplied by (ii) the fraction obtained by dividing the aggregate number of Trust Units outstanding prior to the distribution by the aggregate number of Trust Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Trust Unitholder. Such Unitholder will be required to surrender the Trust Unit certificates, if any, representing such Trust Unitholder's original Trust Units, in exchange for a Trust Unit certificate representing such Trust Unitholder's post consolidation Trust Units.

3.7  NO PRE-EMPTIVE RIGHTS

     No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit, other than as otherwise agreed to in writing by the Trust or as provided by the Exchange Agreement.

3.8  DEEMED ISSUANCE

     The Trust acknowledges that under the terms of the partnership agreement governing Holding LP should any LP Units be issued to any person (whether legally, beneficially, as agent or nominee) that is determined to be an Excluded Person at the time of issuance then such issuance of LP Units shall be cancelled and be void ab initio and the Trust acknowledges and agrees that such person shall be deemed to have initially subscribed for the equivalent number of Trust Units. Such cancelled LP Units will not be entitled to receive any distributable cash of Holding LP and the holder of such LP Units shall be deemed to have (i) refunded Holding LP any distributable cash of Holding LP that was paid in respect of such LP Units and (ii) received all distributions of cash that were made by the Trust in respect of the Trust Units deemed to have been so initially subscribed for since the date of such subscription.

                                    ARTICLE 4
                              INVESTMENTS OF TRUST

4.1  PURPOSE OF THE TRUST

     The Trust is an unincorporated, open-ended, limited purpose trust and its operations and activities shall be restricted to:

     (a) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities and/or assets of Holdings Trust, Holding GP and other corporations, partnerships, trusts or other persons engaged, directly or indirectly, in the business of the manufacture, packaging, distribution, sale and provision of multimedia products and related logistics services as well as activities related or ancillary thereto, and such other investments as the Trustees may determine, and the borrowing of funds for that purpose;

     (b) acquiring, investing in, transferring, disposing of and otherwise dealing with securities of any member of the Fund Group in connection with the Trust's obligations under the Arrangement Agreement and/or the Exchange Agreement;

     (c) temporarily holding cash in interest-bearing accounts, short-term government debt or short-term investment grade corporate debt for the purposes of paying the expenses and liabilities of the Trust, paying amounts payable by the Trust in connection with the redemption of any Trust Units or other securities of the Trust and making distributions to Trust Unitholders;

     (d) issuing Trust Units and Special Voting Units in connection with the issuance of Exchangeable Units, and other securities of the Trust (including securities convertible or exchangeable for Trust Units or warrants, options or other rights to acquire Trust Units or other securities of the Trust), including for the purposes of:

          (i)  obtaining funds to conduct the activities described in paragraph
               (a) above, including raising funds for acquisitions and development;

          (ii) implementing Trust Unitholder rights plans, distribution reinvestment plans, distribution reinvestment and Trust Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trust or any member of the Fund Group;

          (iii) making non-cash distributions to holders of Trust Units as contemplated by this Declaration of Trust, including pursuant to distribution reinvestment plans, if any, established by the Trust; and

          (iv) giving effect to the exercise of the rights of exchange pursuant to the Exchange Agreement;

     (e) issuing debt securities (including debt securities convertible into, or exchangeable for, Trust Units or other securities of the Trust) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Assets as security;

     (f) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any member of the Fund Group or the performance of any obligation of any member of the Fund Group, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets, including securities issued by the Trust or any other member of the Fund Group, as the case may be, as security for such guarantee, and subordinating its rights under the Holdings Trust Notes to other indebtedness;

     (g)  disposing of any part of the Trust Assets;

     (h)  carrying out any of the transactions contemplated by the Arrangement;

     (i) issuing or redeeming rights and Trust Units pursuant to any incentive plan or Trust Unitholder rights plan adopted by the Trust;

     (j) repurchasing, redeeming or otherwise acquiring securities issued by the Trust, including Trust Units, subject to the provisions of this Declaration of Trust and applicable law;

     (k) the ratification of any Trust Unitholder rights plan, distribution reinvestment plan, distribution reinvestment and Trust Unit purchase plan, Trust Unit option plan or other compensation plan contemplated by this Declaration of Trust requiring Unitholder approval;

     (l)  satisfying the obligations, liabilities or indebtedness of the Trust;

     (m) entering into and performing its obligations under the Arrangement Agreement, the Exchange Agreement, the Administration Agreement and such other agreements contemplated by the Arrangement or ancillary thereto; and

     (n) undertaking all other usual and customary actions for the conduct of the activities of the Trust in the ordinary course as are approved by the Trustees from time to time, or as are contemplated by this Declaration of Trust, provided that the Trust shall not undertake any activity, take any action or make or retain any investment which would result (or fail to take any action where such failure would result) in the Trust not being considered a "mutual fund trust" for purposes of the Tax Act.

4.2  THE ARRANGEMENT

     At and immediately after the Time of Closing, the Trust shall transfer the Shares to Holdings Trust in exchange for Holdings Trust Units and Holdings Trust Notes.

4.3  OTHER INVESTMENTS

     To the extent that any monies or other property received by the Trust or the Trustees are not to be immediately used by the Trustees for the purpose of making distributions under Article 5 hereof, the Trustees are hereby authorized and, where prudent to do so, shall invest such monies in: (i) short-term debt obligations of or guaranteed by the Government of Canada or a province of Canada; (ii) short-term commercial paper obligations of a corporation whose short-term commercial paper is rated R-1 or higher by Dominion Bond Rating Service Limited or A-1 or higher by Standard & Poor's Ratings Services; (iii) short-term interest-bearing accounts and short-term certificates of deposit issued or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks; (iv) money market mutual funds; or (v) any combination thereof.

                                    ARTICLE 5
                                  DISTRIBUTIONS

5.1  COMPUTATION OF DISTRIBUTABLE CASH FLOW OF THE TRUST

     (a) The Cash Flow of the Trust, for, or in respect of, any Distribution Period, shall be determined pursuant to the following provisions:

          (i)  the following amounts shall be included in the calculation:

               (A) all amounts which are received by the Trust for and in respect of the Distribution Period, including distributions on the Holdings Trust Units, interest on the Holdings Trust Notes, income, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; and

               (B) all amounts received by the Trust in any prior Distribution Period to the extent not previously distributed;

          (ii) the following amounts shall be deducted in the calculation:

               (A) all costs and expenses of the Trust which, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued or deducted in determining the Cash Flow of the Trust in such prior period, including any tax liability;

               (B) all amounts which relate to the redemption or repurchases of Trust Units and which have been paid or become payable in cash by the Trust in such Distribution Period;

               (C) payments of principal and interest expense or satisfaction of other debt service obligations, if any, paid or incurred by the Trust between distributions; and

               (D) any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs that have been or are reasonably expected to be incurred by the Trust, including any tax liabilities of the Trust and/or such other reserves as the Trustees may at any time, in their sole discretion, deem necessary or advisable;

          (iii) the net proceeds of any issuance of Trust Units or other securities, including debt securities, of the Trust and any associated expenses shall not be included in the calculations of Cash Flow of the Trust in respect of any Distribution Period.

     (b) The Distributable Cash Flow for, or in respect of, a Distribution Period shall be the Cash Flow of the Trust for such Distribution Period less any amount which the Trustees may reasonably consider to be necessary (i) to provide for the payment of any costs, expenses, liabilities or obligations which have been or will be incurred in the activities and operations of the Trust, (ii) any amount that the Trustees determine is appropriate to retain for a reserve to stabilize distributions, and (iii) to provide for the payments of any tax liability of the Trust (but excluding such amounts previously deducted in Subsection 5.1(a)(ii)).

5.2  COMPUTATION OF INCOME AND NET REALIZED CAPITAL GAINS

     (a) The Income of the Trust for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act (other than paragraph 82(1)(b) and subsection 104(6) of the Tax Act) having regard to the provisions thereof which relate to the calculation of taxable income of a trust, and taking into account such adjustments thereto and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

     (b) The Net Realized Capital Gains of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust calculated in accordance with the provisions of the Tax Act in the year exceeds the aggregate of (i) the aggregate of the capital losses of the Trust calculated in accordance with the provisions of the Tax Act in the year, (ii) any capital gains which are realized by the Trust as a result of a redemption of Trust Units pursuant to Article 6 and which have been designated to the redeeming Trust Unitholders in accordance with Subsection 5.4(d), (iii) the amount determined by the Trustees in respect of any net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year; and (iv) any amount in respect of which the Trust is entitled to a capital gains refund under the Tax Act, as determined by the Trustees; provided that at the discretion of the Trustees, the Net Realized Capital Gains of the Trust for a year may be calculated without subtracting the full amount of the net capital losses of the Trust carried forward from previous years. For greater certainty, if the Net Realized Capital Gains of the Trust for a taxation year is determined, without regard to this sentence, to be a negative amount, it shall instead be deemed to be nil.

5.3  DISTRIBUTIONS OF DISTRIBUTABLE CASH FLOW

     The Trustees shall, on or before each Distribution Record Date, declare payable to the Trust Unitholders on such Distribution Record Date, all of the Distributable Cash Flow for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Trust Unit of the amount of such Distributable Cash Flow shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. Each Trust Unitholder's share of such Distributable Cash Flow shall be an amount equal to the proportionate share of each Trust Unit of such Distributable Cash Flow multiplied by the number of Trust Units owned of record by each such Trust Unitholder on such Distribution Record Date. Subject to
Section 5.7, Distributable Cash Flow which has been declared to be payable to Trust Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4  OTHER DISTRIBUTIONS

     (a) In addition to the distributions which are made payable to Trust Unitholders pursuant to Section 5.3, the Trustees may declare to be payable and make distributions, from time to time, out of Income of the Trust, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts and on such dates as the Trustees may determine to persons who are Trust Unitholders at the record date for such distribution.

     (b) Having regard to the present intention of the Trustees to allocate, distribute and make payable to Trust Unitholders all of the Income of the Trust, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustees, be due and payable on December 31 in each such year to Trust Unitholders of record on December 31 of such year:

          (i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Subsection 5.4(a) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of Income of the Trust for such year; and

          (ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution paid or payable by the Trust pursuant to Section 5.3 and Subsection 5.4(a) which have been determined by the Trustees, pursuant to Section 5.5, to have been payable by the Trust out of Net Realized Capital Gains for such year.

     (c) The proportionate share of each Trust Unit of the amount of any distribution made pursuant to either or both of Subsections 5.4(a) and
          (b) shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of a distribution pursuant to Subsection 5.4(a) and on December 31 in respect of a distribution pursuant to Subsection 5.4(b). Each Trust Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Trust Unitholder on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts which have been declared to be payable to Trust Unitholders pursuant to either Subsection 5.4(a) or (b) shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Subsection 5.4(a) and, in respect of a distribution pursuant to Subsection 5.4(b) such amount shall be payable on December 31 and shall be paid forthwith, and in no event later than January 30 of the following year, subject to Section 5.6.

     (d) In addition to the distributions which are made payable to Trust Unitholders, the Trustees may designate any income or capital gain realized by the Trust as a result of the redemption of Trust Units pursuant to Section 6.5 to the redeeming Trust Unitholders in accordance with that section.

5.5  CHARACTER OF DISTRIBUTIONS AND DESIGNATIONS

     In accordance with and to the extent permitted by the Tax Act and analogous provisions of any applicable provincial legislation, the Trustees in each year shall make designations and elections in respect of the amounts payable to Trust Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including designations relating to taxable dividends received or deemed to be received by the Trust in the year on shares of taxable Canadian corporations, net taxable capital gains realized by the Trust in the year and foreign source income of and the foreign income tax paid by the Trust for the year, as well as designations under Subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to the Trust Unitholders. Distributions payable to Trust Unitholders pursuant to this Article 5 shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution.

5.6  ENFORCEABILITY OF RIGHT TO RECEIVE DISTRIBUTIONS

     For greater certainty, it is hereby declared that, subject to Section 2.7(e) and notwithstanding any other provision of this Article 5, each Trust Unitholder shall have the legal right to enforce payment on the applicable Distribution Payment Date or December 31 (in respect of each December Distribution Period), as the case may be, of any amount payable to such Trust Unitholder as a result of any distribution which is declared or made payable to such Trust Unitholder pursuant to this Article as of the date on which such amount becomes payable.

5.7  METHOD OF PAYMENT OF DISTRIBUTIONS

     (a) Where the Trustees determine that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article on the due date for such payment or if any cash distribution should be contrary to any Subordination Agreement, the payment may, at the option of the Trustees, include the pro rata issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution, subject to all necessary regulatory approvals.

     (b) The value of each Trust Unit which is issued pursuant to Subsection 5.7(a) shall be the market price (as defined in Section 6.3) of the Trust Units on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3, on the applicable Distribution Record Date in respect of a distribution under Subsection 5.4(a) or December 31 in respect of a distribution under Subsection 5.4(b), provided that if the particular date is not a Business Day then the market price (as defined in Section 6.3) shall be determined on the last Business Day which precedes such particular date.

5.8  WITHHOLDING TAXES

     (a) The Trustees may deduct or withhold from distributions payable to any Trust Unitholder all amounts required by law to be deducted or withheld from such distributions, whether such distributions are made in the form of cash or additional Trust Units or otherwise. In the event of a distribution in the form of additional Trust Units, the Trustees may sell Trust Units of such Trust Unitholder to pay such withholding taxes and all of the Trustees' reasonable expenses with regard thereto and the Trustees shall have the power of attorney of such Trust Unitholder to do so. Any such sale shall be made on any stock exchange on which the Trust Units are then listed and upon such sale, the affected Trust Unitholder shall cease to be the holder of such Trust Units. If Holding LP or the Trust is obligated to deduct and withhold and pay any amount to any governmental agency or body from any payment or distribution because of a Trust Unitholder's status or for any other reason which is specifically attributable to a Trust Unitholder (including, without limitation, United States federal withholding taxes with respect to non-United States persons), then the Trust shall reduce distributions which would otherwise be made to such Trust Unitholder in an amount equal to the amount so required to be deducted and withheld and paid.

     (b) Any Trust Unitholder that is not a U.S. Unitholder and that is or becomes a "10-percent shareholder" of Cinram (U.S.) Holding's Inc. within the meaning of Section 871(h)(3)(B) or Section 881(c)(3)(B) of the Code, and any Trust Unitholder that is a bank or a controlled foreign corporation described in Section 881(c)(3) of the Code, shall forthwith give notice thereof to the Trustees in accordance with Subsection 16.1(b). Each holder of a Trust Unit, by its acceptance of Trust Units, agrees that it shall indemnify and hold harmless the Trust and Cinram (U.S.) Holding's Inc. for any amount required to be deducted and withheld as provided in Subsection 5.8(a) and that such Trust Unitholder is entitled to subsequent distributions from the Trust only to the extent that such distributions are, in the sole opinion of the Trustees, in excess of amounts sufficient to discharge the required withholding, including interest and penalties.

5.9  TAX ACT DEFINITIONS

     Unless otherwise specified or the context otherwise requires, any term in this Article which is defined in the Tax Act shall have for the purposes of this Article the meaning that it has in the Tax Act.

5.10 DISTRIBUTION REINVESTMENT AND TRUST UNIT PURCHASE PLAN

     Subject to any required regulatory approvals (and any Trust Unitholder approval imposed by regulatory requirements), the Trustees may, acting in their sole discretion, establish one or more Trust Unitholder rights plans, distribution reinvestment plans, distribution reinvestment and Trust Unit purchase plans, Trust Unit option plans or other compensation plans at any time and from time to time and may include the holders of Exchangeable Units as eligible persons under such plans.

5.11 PAYMENTS OF CASH

     Any payment of cash by the Trust to a Trust Unitholder pursuant to this
Article 5 or any other provision of this Declaration of Trust will be conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Trust Unitholder at the Trust Unitholder's address appearing in the Trust's register, unless such cheque is dishonoured upon presentment. Upon such payment, the Trust will be discharged from all liability to the Trust Unitholder in respect of such payment; provided, however, that if such cheque is lost or destroyed then, upon the presentation of evidence satisfactory to the Trustees of such loss or destruction, together with such indemnity as the Trustees may reasonably require, the Trust will issue a replacement cheque to the Trust Unitholder. Notwithstanding the foregoing, the Trust may, in lieu of forwarding or causing to be forwarded a cheque to a Trust Unitholder pursuant to this Article 5, enter into an agreement with a Trust Unitholder or with the Person for whom such Trust Unitholder is acting as nominee providing for the payment to such Trust Unitholder of the amounts to which such Trust Unitholder is entitled, from time to time, hereunder by electronic funds transfer or by any other method at a place or places other than the place or places specified herein as the place or places for such payment. Any payment made hereunder or in connection with this Declaration of Trust that is made pursuant to any such agreement will, notwithstanding any other provision of this Declaration of Trust, be valid and binding on the Trust and the relevant Trust Unitholder.

5.12 UNCLAIMED DISTRIBUTIONS

     In the event that the Trustees hold any distributable amount that is unclaimed or that cannot be paid for any reason, the Trustees will be under no obligation to invest or reinvest the same, but will only be obliged to hold the same in a current interest-bearing account pending payment with interest earned (and less applicable taxes) to the person or persons entitled thereto. The Trustees will, as and when required by law, and may at any time prior to such required time, pay all or part of such distributable amount so held to the appropriate government official or agency, whose receipt shall be a good and sufficient discharge and release of the Trustees.

                                   ARTICLE 6
                            REDEMPTION OF TRUST UNITS

6.1  RIGHT OF REDEMPTION

     Each Trust Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Trust Unitholder all or any part of the Trust Units registered in the name of the Trust Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided. The Trustees shall be entitled in their discretion to determine and designate whether any payments made in respect of any redemption are on account of income or capital.

6.2  EXERCISE OF REDEMPTION RIGHT

     (a) To exercise a Trust Unitholder's right to require redemption under this Article 6, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Trustees, shall be sent to the Trust at the head office of the Trust or as the Trustees may otherwise direct. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

     (b) If the Book-Entry System is being used for the Trust Units, a beneficial Trust Unitholder who desires to redeem Trust Units must do so by causing a CDS Participant to deliver to CDS on behalf of the beneficial Trust Unitholder a written notice of the beneficial Trust Unitholder's intention to redeem Trust Units. The form of redemption notice should be available from a CDS Participant, the Trustees or the Transfer Agent. By causing a CDS Participant to deliver to CDS a notice of the beneficial Trust Unitholder's intention to redeem Trust Units, a beneficial Trust Unitholder will be deemed to have irrevocably surrendered the applicable Trust Units for redemption and appointed such CDS Participant to act as his or her exclusive settlement agent with respect to the exercise of the redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise. Any redemption notice that CDS determines to be incomplete, not in proper form or not duly executed will for all purposes be void and of no effect, and the redemption privilege to which it relates will be considered for all purposes not to have been exercised thereby. A failure by CDS or a CDS Participant to exercise redemption privileges or to give effect to the settlement thereof in accordance with the beneficial Trust Unitholder's instructions will not give rise to any obligations or liability on the part of the Trust or the Trustees to the CDS Participant or to the beneficial Trust Unitholder. A beneficial Trust Unitholder will have no direct redemption rights as against the Trust or the Trustees, and any such redemption effected by such beneficial Trust Unitholder will, insofar as the Trust or the Trustees are concerned, be deemed to be on the part of the registered Trust Unitholder.

     (c) Upon receipt by the Trust of the notice to redeem Trust Units, the Trust Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein), including the right to receive any distributions thereon which are declared payable to the Trust Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Trustees, received the notice and other required documents or evidence as aforesaid.

6.3  CASH REDEMPTION

     (a) Subject to Section 6.4 and Section 6.5, upon receipt by or on behalf of the Trust of a notice to redeem Trust Units in accordance with
          Section 6.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "REDEMPTION PRICE") equal to the lesser of:

          (i) 90% of the "market price" of a Trust Unit calculated as of the date on which the Trust Units were surrendered for redemption (the "REDEMPTION DATE"); and

          (ii) 100% of the "closing market price" on the Redemption Date.

     The "MARKET PRICE" of a Trust Unit for the purpose of the foregoing calculations, as at a specified date, will be:

          (i) an amount equal to the weighted average trading price of a Trust Unit on the principal exchange or market on which the Trust Units are listed or quoted for trading during the period of 10 consecutive trading days ending on such date;

          (ii) an amount equal to the weighted average of the closing market prices of a Trust Unit on the principal exchange or market on which the Trust Units are listed or quoted for trading during the period of 10 consecutive trading days ending on such date, if the applicable exchange or market does not provide information necessary to compute a weighted average trading price; or

          (iii) if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, an amount equal to the weighted average of the following prices established for each of the 10 consecutive trading days ending on such date: (A) the weighted average of the last bid and last asking prices of the Trust Units for each day on which there was no trading; (B) the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and
               (C) and the weighted average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

     The "CLOSING MARKET PRICE" of a Trust Unit for the purpose of the foregoing calculations, as at any date, will be:

          (i) an amount equal to the weighted average trading price of a Trust Unit on the principal exchange or market on which the Trust Units are listed or quoted for trading on the specified date and the principal exchange or market provides information necessary to compute a weighted average trading price of the Trust Units on the specified date;

          (ii) an amount equal to the closing price of a Trust Unit on the principal market or exchange, if there was a trade on the specified date and the principal exchange or market provides only a closing price of the Trust Units on the specified date;

          (iii) an amount equal to the simple average of the highest and lowest prices of the Trust Units on the principal market or exchange, if there was trading on the specified date and the principal exchange or market provides only the highest and lowest trading prices of the Trust Units on the specified date; or

          (iv) the simple average of the last bid and last asking prices of the Trust Units on the principal market or exchange, if there was no trading on the specified date.

     (b) Subject to Sections 6.4 and 6.5, the Redemption Price payable in respect of the Trust Units surrendered for redemption during any calendar month shall be satisfied by way of cash payment no later than the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the redeeming Trust Unitholder unless such cheque is not honoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the redeeming Trust Unitholder in respect of the Trust Units so redeemed.

6.4  NO CASH REDEMPTION IN CERTAIN CIRCUMSTANCES

     (a) Subsection 6.3(b) shall not be applicable to Trust Units tendered for redemption by a Trust Unitholder if the total amount payable by the Trust pursuant to Section 6.3 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000 (the "MONTHLY LIMIT"); provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month;

     (b) Subsection 6.3(a) and Subsection 6.3(b) shall not be applicable to Trust Units tendered for redemption by a Trust Unitholder if:

          (i) at the time such Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading or quoted on any stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or

          (ii) the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the Redemption Date or for more than five trading days during the 10-day trading period ending on the Redemption Date.

6.5  IN SPECIE REDEMPTION

     (a) If, pursuant to Section 6.4(a), Section 6.3(b) is not applicable to Trust Units tendered for redemption by a Trust Unitholder, the aggregate Redemption Price for such Trust Units to which the Trust Unitholder would otherwise be entitled will, subject to receipt of all applicable regulatory approvals (which the Trust will use reasonable commercial efforts to obtain), be paid and satisfied as follows:

          (i) as to a portion of such aggregate Redemption Price, by way of a cash payment equal to such Trust Unitholder's pro rata share of the Monthly Limit based upon the aggregate number of Trust Units tendered for redemption in the applicable calendar month; and

          (ii) as to the balance of such aggregate Redemption Price, and subject to Section 6.5(e), by way of a distribution in specie to such Trust Unitholder of Holdings Trust Series 2 Notes and Holdings Trust Series 3 Notes. The Trust will effect any distribution of Holdings Trust Series 2 Notes and Holdings Trust Series 3 Notes as follows:

               (A) the Trust will redeem the number of Holdings Trust Units (and require Holdings Trust to pay the redemption price for such redeemed Holdings Trust Units by the issuance to the Trust of Holdings Trust Series 2 Notes) that will result in the issuance to the Trust by Holdings Trust of a number of Holdings Trust Series 2 Notes, the principal amount of which is equal to 9% of the balance of the aggregate Redemption Price. Such Holdings Trust Series 2 Notes will then be transferred to the redeeming Trust Unitholder in satisfaction of 9% of the balance of the Redemption Price. No Holdings Trust Series 2 Notes in a principal amount of less than $1 will be distributed and where the number of such securities to be received by the redeeming Trust Unitholder upon redemption, in specie, would otherwise represent a principal amount that is less than a multiple of $1, such number shall be rounded to the next lowest multiple of $1, and the difference shall be paid in cash; and

               (B) the Trust will redeem the number of Holdings Trust Series 1 Notes that will result in the issuance to the Trust by Holdings Trust of a number of Holdings Trust Series 3 Trust Notes, the principal amount of which is equal to 91% of the balance of the Redemption Price. The Holdings Trust Series 3 Notes will then be transferred to the redeeming Trust Unitholder in satisfaction of 91% of the balance of the Redemption Price. No Holdings Trust Series 3 Notes in a principal amount of less than $1 will be distributed and where the number of such securities to be received by the redeeming Trust Unitholder upon redemption, in specie, would otherwise represent a principal amount that is less than a multiple of $1, such number shall be rounded to the next lowest multiple of $1, and the difference shall be paid in cash.

     (b) If, pursuant to Section 6.4(b)(i) or Section 6.4(b)(ii), Section 6.3(a) and Section 6.3(b) are not applicable to Trust Units tendered for redemption by a Trust Unitholder, then such Trust Unitholder will be entitled to receive, in lieu of the Redemption Price per Trust Unit specified in Section 6.3, a price per Trust Unit (the "IN SPECIE REDEMPTION PRICE") equal to the fair market value thereof as determined by the Trustees. The In Specie Redemption Price will, subject to receipt of all applicable regulatory approvals (which the Trust will use reasonable commercial efforts to obtain) and subject to
          Section 6.5(e), be paid and satisfied by way of a distribution in specie to such Trust Unitholder of Holdings Trust Series 2 Notes and Holdings Trust Series 3 Trust Notes. The Trust will effect any distribution of Holdings Trust Series 2 Notes and Holdings Trust Series 3 Notes as follows:

          (i) the Trust will redeem the number of Holdings Trust Units (and require the Trust to pay the redemption price for such redeemed Trust Units by the issuance to the Trust of Holdings Trust Series 2 Notes) that will result in the issuance to the Trust by Holdings Trust of a number of Holdings Trust Series 2 Trust Notes, the principal amount of which is equal to 9% of the aggregate In Specie Redemption Price. The Holdings Trust Series 2 Notes will then be transferred to the redeeming Trust Unitholder in satisfaction of 9% of the In Specie Redemption Price. No Holdings Trust Series 2 Notes in a principal amount of less than $1 will be distributed and where the number of such securities to be received by the redeeming Trust Unitholder upon redemption, in specie, would otherwise represent a principal amount that is less than a multiple of $1, such number shall be rounded to the next lowest multiple of $1, and the difference shall be paid in cash; and

          (ii) the Trust will redeem the number of Holdings Trust Series 1 Notes that will result in the issuance to the Trust by Holdings Trust of a number of Series 3 Trust Notes, the principal amount of which is equal to 91% of the In Specie Redemption Price. The Holdings Trust Series 3 Notes will then be transferred to the redeeming Trust Unitholder in satisfaction of 91% of the In Specie Redemption Price. No Holdings Trust Series 3 Notes in a principal amount of less than $1 will be distributed and where the number of such securities to be received by the redeeming Trust Unitholder upon redemption, in specie, would otherwise represent a principal amount that is less than a multiple of $1, such number shall be rounded to the next lowest multiple of $1, and the difference shall be paid in cash.

     (c) The Redemption Price or In Specie Redemption Price, as applicable, payable pursuant to this Section 6.5 in respect of Units tendered for redemption during any month will, subject to receipt of all applicable regulatory approvals (which the Trust will use reasonable commercial efforts to obtain) and subject to Section 6.5(e), be paid on the last day (the "TRANSFER DATE") of the calendar month following the month in which the Units were tendered for redemption, by the payment of cash, if any, and the transfer to or to the order of the Trust Unitholder who exercised the right of redemption of the number of Holdings Trust Series 2 Notes and Holdings Trust Series 3 Notes (each in a principal amount of $1) determined in accordance with Section 6.5(a) or Section 6.5(b)(ii), as applicable. Payments by the Trust of the non-cash portion of the Redemption Price or In Specie Redemption Price, as applicable, will be conclusively deemed to have been made in full upon the mailing of the relevant securities by registered mail in a postage-prepaid envelope addressed to the former Trust Unitholder at the redeeming Trust Unitholder's address appearing in the register of the Trust Unitholders. Upon such payment, the Trust will be discharged from all liability to the redeeming Trust Unitholder in respect of the redeemed Units; provided, however, that if such securities are lost or destroyed in the mail then, upon the presentation by the redeeming Trust Unitholder of evidence satisfactory to the Trustees of such loss or destruction, together with such indemnity from the redeeming Trust Unitholder as the Trustees may reasonably require, the Trust will issue replacement securities to the redeeming Trust Unitholder. In the event that applicable regulatory approvals are not obtained on or before the end of the month following the month in which the Trust Units are tendered for redemption, the Redemption Price per Trust Unit shall be paid in cash on the Transfer Date.

     (d) Where the Trust makes a distribution in specie of securities on a redemption of Units pursuant to this Section 6.5, the Trustees may, in their sole discretion, designate as payable to the redeeming Trust Unitholders, with payment to be made at the same time as payment of the Redemption Price or In Specie Redemption Price, as applicable, any capital gain or income realized by the Trust as a result of redemption of Units or Holdings Trust Notes or the distribution of Trust Notes to the Trust Unitholder. In such case, the Redemption Price or In Specie Redemption Price, as applicable, shall be reduced by the amount so designated as payable so that the total of the amounts paid in satisfaction of such amount payable and the Redemption Price or In Specie Redemption Price, as applicable, shall equal the Redemption Price or In Specie Redemption Price, as applicable, before such reduction.

     (e) Notwithstanding anything to the contrary contained in this Declaration of Trust, in the event that the Trust has, pursuant to Section 4.1, granted security on any of its assets, then such assets may be distributed directly or indirectly (including via another entity) in such manner as is considered appropriate by the Trustees so as to preserve such security interest while giving redeeming Trust Unitholders directly or indirectly the pro rata interest they are entitled to.

6.6  CANCELLATION OF ALL REDEEMED TRUST UNITS

     All Trust Units which are redeemed under this Article 6 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

6.7  RETRACTION AND REDEMPTION OF SPECIAL VOTING UNITS

     At such time as no Exchangeable Units (other than Exchangeable Units owned by the Trust and its affiliates) relating to a Special Voting Unit are outstanding, and no shares of stock, debt, options or other securities or agreements which could give rise to the issuance of any such Exchangeable Units to any person (other than the Trust and its affiliates) exist, the applicable Special Voting Units shall automatically be redeemed by the Trust and cancelled for no consideration. Upon any such redemption of a Special Voting Unit by the Trust, such Special Voting Unit shall be deemed retired and cancelled and may not be reissued. Upon the exchange of the Exchangeable Units for Trust Units, the Special Voting Units attached to such securities will immediately be cancelled for no consideration and without any further action of the Trustees or the former holder of such Special Voting Units, and the former holder of such Special Voting Units will cease to have rights with respect thereof. In addition, Special Voting Units may be redeemed by the holder thereof at any time for no consideration.

                                   ARTICLE 7
                                    TRUSTEES

7.1  NUMBER OF TRUSTEES

     The Trustees shall consist of a minimum of three and no more than 20 Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees; provided that until otherwise so determined by resolution, the number of Trustees following completion of the Arrangement shall be five. Notwithstanding the foregoing, until otherwise so determined by resolution, until the completion of the Arrangement, the Trust may have two or more Trustees. At least a majority of Trustees shall be Residents.

7.2  CALLING AND NOTICE OF MEETINGS

     Meetings of the Trustees shall be called and held at such time and at such place in Canada as the Trustees, the Chairperson of the Trustees or any two Trustees may determine, and any one Trustee or officer of the Trust may give notice of meetings when directed or authorized by such persons. Notice of each meeting of the Trustees shall be given to each Trustee not less than 48 hours before the time when the meeting is to be held, provided that if a quorum of Trustees is present, the Trustees may without notice hold a meeting immediately following an annual meeting of Trust Unitholders. A Trustee may waive this notice and the presence of such Trustee at such a meeting will be deemed to be a waiver of this notice requirement except where such Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not has been lawfully called or convened. Notice of a meeting of the Trustees may be given verbally, in writing or by telephone, fax or other means of communication. A notice of a meeting of Trustees need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, the Trustees may by resolution from time to time fix a day or days in any month or months for regular meetings of the Trustees at a place and hour to be named, in which case, provided that a copy of such resolution is sent to each Trustee forthwith after being passed and forthwith after each Trustee's appointment, no other notice shall be required for any such regular meeting.

7.3  PLACE OF MEETINGS

     Meetings of the Trustees may be held at any place in Canada. A Trustee who attends a meeting of Trustees, in person or by telephone, is deemed to have consented to the location of the meeting except when the Trustee attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

7.4  MEETINGS BY TELEPHONE

     A Trustee may participate in a meeting of the Trustees or of a committee of the Trustees by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A Trustee participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

7.5  QUORUM

     The quorum for the transaction of business at any meeting of the Trustees shall consist of a majority of the number of Trustees then holding office and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees; provided that a majority of the Trustees comprising such quorum shall be Residents.

7.6  CHAIRPERSON

     The Chairperson of the Trustees shall be chosen by the Trustees from amongst themselves. The chairperson of any meeting of the Trustees shall be the Trustee present at the meeting who holds the office of Chairperson of the Trustees or if such person is not present, the Trustees present shall choose one of their number to be Chairperson. The Chairperson shall be a Resident.

7.7  ACTION BY THE TRUSTEES

     At all meetings of the Trustees every question shall be decided by a majority of the votes cast on the question. In the case of equality of votes, the chairperson of the meeting shall not be entitled to a second or casting vote. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all Trustees who would be entitled to vote on that resolution at a meeting of the Trustees. Resolutions in writing may be signed in counterparts, including by facsimile, each of which shall be deemed to be an original and all originals together shall be deemed to be one and the same instrument.

7.8  ADJOURNED MEETING

     Any meeting of the Trustees may be adjourned from time to time by the chairperson of the meeting with the consent of the Trustees present at the meeting to a fixed time and place. Further notice of the adjourned meeting need not be given. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is not a quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated upon its adjournment.

7.9  REMUNERATION AND EXPENSES

     The Trustees shall be paid such reasonable remuneration for their services as the Trustees may from time to time determine. Until otherwise determined, such compensation shall be $50,000 per Trustee per year and $1,500 per Trustee for attending board or committee meetings for each Trustee provided that no such compensation shall be paid to any employees of the Trust or the Fund Group. Until otherwise determined the Chairperson of the Trustees will receive additional compensation of $130,000 per year, the Chairperson of the audit committee will receive additional compensation of $10,000 per year and each Chairperson of any other committee of the Trustees will receive additional compensation of $3,000 per year. The Trustees shall also be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees. Nothing herein contained shall preclude any Trustee from serving the Trust in any other capacity and receiving remuneration therefor.

7.10 OFFICERS

     The Trustees from time to time may appoint one or more officers of the Trust, including a Chief Executive Officer, Chief Financial Officer and Chairperson of the Trustees, and, without prejudice to rights under any employment contract, may remove any officer of the Trust. The powers and duties of each officer of the Trust shall be those determined from time to time by the Trustees and, in the absence of such determination, shall be those usually applicable to the office held. A majority of the officers of the Trust shall not be Non-residents.

                                   ARTICLE 8
              APPOINTMENT, RESIGNATION AND REMOVAL OF THE TRUSTEES

8.1  QUALIFICATION OF TRUSTEES

     The following persons are disqualified from being a Trustee of the Trust:

     (a)  anyone who is less than eighteen years of age;

     (b) anyone who is of unsound mind and has been so found by a court of competent jurisdiction in Canada or elsewhere;

     (c)  a person who is not an individual; and

     (d)  a person who has the status of bankrupt.

8.2  APPOINTMENT OF TRUSTEES

     The Trustees set out in the party of the first party of this Declaration of Trust have been appointed as the Trustees of the Trust and their term of office shall, subject to Sections 8.5 and 8.6, expire (subject to further appointment) at the close of the first annual meeting of Trust Unitholders. Except as otherwise provided herein, Trustees shall be appointed (including the reappointment of incumbent Trustees) at each annual meeting of Trust Unitholders and may be appointed at a special meeting of Trust Unitholders, in each case, subject to Section 8.6, for a term expiring at the close of the next annual meeting of Trust Unitholders following such an appointment. Any such appointment shall be made either by a resolution approved by a majority of the votes cast at a meeting of Trust Unitholders or shall be made by resolution in writing in the manner set out in Section 12.11. Notwithstanding the foregoing:

     (a) if no Trustees are appointed at the annual meeting of Trust Unitholders held immediately before the term of office of the existing Trustees expires, such existing Trustees shall continue to hold the office of Trustees under this Declaration of Trust until successors have been appointed or they cease to hold office;

     (b) prior to or upon completion of the Arrangement, the Initial Trustees shall appoint three additional Trustees for a term to expire (but subject to further appointment) at the close of the next annual meeting of Trust Unitholders;

     (c) the Trustees may, between annual meetings of the Trust Unitholders, appoint one or more additional Trustees for a term to expire (subject to further appointment) at the close of the next annual meeting of Trust Unitholders, but the number of additional Trustees so appointed shall not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Trust Unitholders; and

     (d) a majority of the Trustees holding office at any time shall be Residents.

8.3  CONSENT TO ACT

     (a) A person who is appointed a Trustee hereunder, other than the Trustees whose consent to act is given by his signature hereto, shall not become a Trustee until the person has, either before or after such appointment, executed and delivered to the Trust a consent substantially as follows:

          "To:    CINRAM INTERNATIONAL INCOME FUND (the "TRUST")

          And to: THE TRUSTEES THEREOF

          The undersigned hereby consents to act as a Trustee of the Trust and hereby agrees, upon the earlier of the date of this consent and the date of the undersigned's appointment as a Trustee of the Trust, to thereby become a party, as a Trustee, to the Amended and Restated Declaration of Trust dated the 5th day of May, 2006, as amended from time to time, constituting the Trust and to be bound by the obligations and liabilities of a Trustee thereunder.

          Dated:
                 -------------------------------


                 -------------------------------
                 [Signature]

                 ----------------------------"
                 [Print Name]

     (b) Upon the later of a person being appointed a Trustee hereunder and executing and delivering to the Trust a consent substantially as set forth in Subsection 8.3, such person shall become a Trustee hereunder and shall be deemed to be a party (as a Trustee) to this Declaration of Trust, as amended from time to time.

8.4  FAILURE TO ELECT MINIMUM NUMBER OF TRUSTEES

     If at a meeting of Trust Unitholders the Trust Unitholders fail to elect the minimum number of Trustees required by this Declaration of Trust by reason of the disqualification or death of any nominee, the Trustees elected at the meeting may, subject to Section 7.5, exercise all of the powers of the Trustees if the number of Trustees so elected constitutes a quorum.

8.5  CEASING TO HOLD OFFICE

     A Trustee ceases to hold office when:

     (a)  he or she dies or resigns;

     (b)  he or she is removed in accordance with Section 8.6; or

     (c) he or she ceases to be duly qualified to act as a Trustee as provided under Section 8.1.

     A resignation of a Trustee becomes effective 30 days from the time a written resignation is sent to the Trust, or at the time specified in the resignation, whichever is later, or such earlier date as the resignation is accepted by the remaining Trustees, provided that if, upon the resignation becoming effective: (i) the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, or (ii) less than a majority of the Trustees would be residents of Canada (as defined under the Tax Act), the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee.

     Upon a Trustee ceasing to hold office as such hereunder, such Trustee shall cease to be a party (as a Trustee) to this Declaration of Trust; provided, however, that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 9.9. Upon the resignation or removal of any Trustee, or upon a Trustee otherwise ceasing to be a Trustee, the Trustee shall cease to have the rights, privileges and powers of a Trustee hereunder, shall execute and deliver such documents as the remaining Trustees shall require for the conveyance of any Trust property held in that Trustee's name, shall account to the remaining Trustees as they may require for all property which that Trustee holds as Trustee, shall resign from all representative or other positions held by such Trustee on behalf of the Trust, including as a director or officer of any person in which the Trust owns any securities (directly or indirectly) and shall thereupon be discharged as Trustee. Upon the incapacity or death of any Trustee, his or her legal representative shall execute and deliver on his or her behalf such documents as the remaining Trustees may require as provided in this Section 8.5. In the event that a Trustee or his or her legal representatives, as applicable, are unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purposes of executing and delivering such required documents. This power of attorney granted to each of the remaining Trustees is not intended to be a continuing power of attorney within the meaning of the Substitute Decisions Act, 1992 (Ontario), exercisable during a Trustee's incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "CPOA"). The execution of this power of attorney will not terminate any CPOA granted by the Trustee previously and will not be terminated by the execution by the Trustee in the future of a CPOA, and the Trustee hereby agrees not to take any action in future which results in the termination of this power of attorney.

     If a Trustee ceases to hold office for any reason, and such cessation results in the board of Trustees not having a majority of Trustees who are Residents, the Trustees will, as soon as possible, fill the vacancy in accordance with Section 8.7 in order that a majority of Trustees shall be Residents, and if necessary, one or more Trustees who are Non-residents, to be determined by the Trustees at any time shall resign (temporarily or otherwise) so that a majority of Trustees shall be Residents.

8.6  REMOVAL OF TRUSTEES

     The Trust Unitholders may remove any Trustee or Trustees from office by resolution approved by a majority of the votes cast at a meeting of Trust Unitholders called for that purpose. A vacancy created by such removal of a Trustee must be filled at the meeting of Trust Unitholders at which the Trustee is removed or, if not so filled, may be filled as set forth in Section 8.7.

8.7  FILLING VACANCIES

     Subject to Subsections 8.2(b) and 8.2(c), a vacancy among the Trustees may be filled by votes of the number of Trustees required to constitute a quorum, except a vacancy resulting from an increase in the number of Trustees or a vacancy resulting from a failure to elect at a meeting of Trust Unitholders the number of Trustees fixed by or pursuant to this Declaration of Trust. If there is not a quorum of Trustees, if there has been a failure to elect at a meeting of Trust Unitholders the number of Trustees required by or pursuant to this Declaration of Trust, the Trustees then in office shall forthwith call a special meeting of Trust Unitholders to fill such vacancy and, if they fail to call a meeting or if there are no Trustees then in office, the meeting may be called by any Trust Unitholder. A Trustee appointed to fill a vacancy holds office, subject to Section 8.5, until the close of the next annual meeting of the Trust Unitholders. The rights of the Trustees to control and exclusively administer the Trust and to have the title to the Trust Assets drawn up in their names or in the name of any other successor and all other rights of the Trustees at law shall vest automatically in any person who may hereafter become a Trustee upon such person's due appointment and qualification without any further act and such person shall thereupon have all the rights, privileges, powers, authorities, obligations and immunities of a Trustee hereunder whether or not conveyancing documents have been executed and delivered pursuant to Section 8.5 or otherwise.

8.8  VALIDITY OF ACTS

     Any act of a Trustee is valid, notwithstanding any irregularity in the appointment of the Trustees or any one of them or a defect in the qualifications of the Trustees or any one of them.

                                   ARTICLE 9
                             CONCERNING THE TRUSTEES

9.1  POWERS OF THE TRUSTEES

     Subject to the terms and conditions of this Declaration of Trust, the Trustees may exercise from time to time in respect of the Trust Assets and the investments and affairs of the Trust any and all rights, powers and privileges that could be exercised by the legal and beneficial owner thereof.

     Subject to the specific limitations contained in this Declaration of Trust, the Trustees shall have, without further or other action or consent, and free from any power or control on the part of the Trust Unitholders, full, absolute and exclusive power, control and authority over the Trust Assets and over the affairs of the Trust to the same extent as if the Trustees were the sole and absolute beneficial owners of the Trust Assets in their own right, to do all such acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, carrying out the trust created hereunder. In construing the provisions of this Declaration of Trust, the presumption shall be in favour of the granted powers and authority to the Trustees. The enumeration of any specific power or authority herein (including pursuant to Section 9.2) shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. To the maximum extent permitted by law the Trustees shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. Without limiting the generality of the foregoing, but subject to Sections 4.1, 9.4 and any other express limitations contained in this Declaration of Trust, the Trustees may make any investments without being required to adhere to all of or any particular portion of the investment criteria or diversification requirements set forth in the Trustee Act (Ontario), as amended from time to time and to delegate management and authority to discretionary managers of investment funds as the Trustees in their discretion determine appropriate.

9.2  SPECIFIC POWERS AND AUTHORITIES

     Subject only to the express limitations contained in this Declaration of Trust and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees, without any action or consent by the Trust Unitholders, shall have and may exercise at any time and from time to time the following powers and authorities, which may or may not be exercised by the Trustees in such manner and upon such terms and conditions as they may from time to time determine proper:

     (a) to supervise the activities and manage the investments and affairs of the Trust;

     (b)  to manage the Trust Assets;

     (c)  to maintain records and provide reports to Trust Unitholders;

     (d) to collect, sue for and receive all sums of money or other property or items that are believed to be due to the Trust;

     (e) to open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

     (f) to determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements;

     (g) to make or cause to be made application for the listing or quotation on any stock exchange or market of any Trust Units, and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain such listing or listings or quotation;

     (h) to determine conclusively the value of any or all of the Trust Assets from time to time and, in determining such value, to consider such information and advice as the Trustees in their sole judgment, may deem material and reliable;

     (i) to enter into any agreement or instrument to create or provide for the issue of Trust Units (including any firm or best efforts underwriting agreement), to cause such Trust Units to be issued for such consideration as the Trustees, in their sole discretion, may deem appropriate and to do such things and prepare and sign such documents to qualify such Trust Units for sale in whatever jurisdictions they will be sold or offered for sale;

     (j) to effect payment of distributions to the Trust Unitholders as provided in Article 5, but not contrary to any provisions of any Subordination Agreement or the terms of the Holdings Trust Notes or the subordination provisions of the Holdings Trust Note Indenture;

     (k)  to invest funds of the Trust as provided in Article 4;

     (l) if the Trustees become aware by written notice that (i) the beneficial owners of more than 45% of the Trust Units and/or Special Voting Units (on either a non-diluted or fully-diluted basis and for greater certainty, including Trust Units that persons are entitled to acquire pursuant to the Exchange Agreement) then outstanding are, or may be, Non-residents, or (ii) that such situation is imminent, the Trustees shall ensure that the limitations on ownership by Non-residents as provided in Section 13.6 are met;

     (m) to possess and exercise all the rights, powers and privileges pertaining to the ownership of the Trust Assets, including the Holdings Trust Units and the Holdings Trust Notes (subject to the Holdings Trust Indenture) and GP Shares and other securities of Holdings Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

     (n) to vote for the nominees of the Trust to serve as trustees of Holdings Trust and the directors of Holding GP;

     (o) where reasonably required, to engage or employ on behalf of the Trust any persons as agents, representatives, employees, independent contractors or administrators (including investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

     (p) except as prohibited by law and subject at all times to the supervision and control of the Trustees as provided herein, to delegate any of the powers and duties of the Trustees to any one or more agents, representatives, officers, employees, independent contractors, administrators or other persons without liability to the Trustees, except as provided in this Declaration of Trust;

     (q) to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the Trust Assets or the Trust's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

     (r) to arrange for insurance contracts and policies insuring the Trust and the other members of the Fund Group and any of their assets, the business of any member of the Fund Group and/or any or all of the Trustees and the trustees or directors of any other member of the Fund Group and the Trust Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust, the Trustees, the trustees or directors of any other member of the Fund Group or Trust Unitholders;

     (s) to cause legal title to any of the Trust Assets to be held by and/or in the name of one or more Trustees or, except as prohibited by law, by and/or in the name of the Trust or any other custodian or person, on such terms, in such manner, with such powers and in such person as the Trustees may determine and with or without disclosure that the Trust or the Trustee is interested therein; provided, however, that should legal title to any of the Trust Assets be held by and/or in the name of any person or persons other than a Trustee or the Trust, the Trustees shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

     (t) to issue Trust Units and other securities of the Trust including securities convertible or exchangeable for Trust Units or other securities of the Trust or other rights, warrants or options convertible into or exchangeable for Trust Units (including debt securities, debt securities convertible into, or exchangeable for, Trust Units or other securities of the Trust), for such consideration as the Trustees may deem appropriate in their sole discretion, such issuance to be subject to the terms and conditions of this Declaration of Trust;

     (u) to enter into or perform the obligations of the Trust and exercise the rights of the Trust under the Arrangement Agreement, the Exchange Agreement and the Administration Agreement and such other agreements contemplated under the Arrangement or are ancillary thereto, and to do all such acts and things and execute all such agreements and instruments as are necessary to complete the Arrangement;

     (v) to approve the adoption of a Trust Unitholders rights plan, if the Trustees determine in good faith that such action is appropriate, including to issue rights in connection with such a plan;

     (w) the Trustees shall use their best efforts to ensure that the Trust qualifies at all times as a "mutual fund trust" pursuant to subsection 132(6) of the Tax Act;

     (x)  in addition to the mandatory indemnification provided for in Sections
          2.7 and 9.9, to the extent permitted by law to indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Trust has dealings, including the Trustees, the Depository, registrar and transfer agent or escrow agent, to such extent as the Trustees shall determine;

     (y) with the approval or confirmation of Trust Unitholders, enact and from time to time amend or repeal by-laws not inconsistent with this Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust, but not in conflict with any provision of this Declaration of Trust;

     (z) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Trust Assets, undertaking or income of the Trust, or imposed upon or against the Trust Assets, undertaking or income of the Trust, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Income of the Trust or Net Realized Capital Gains distributed to Trust Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that, to the extent necessary, the Trustees will seek the advice of Counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient;

     (aa) to pay or satisfy out of the Trust Assets any debts of or claims against the Trust or the Trust Assets, and to incur and to pay out of the Trust Assets any charges or expenses (including those incurred by others prior to the creation of the Trust) that, in the opinion of the Trustees, are or were appropriate, necessary or desirable for the creation or the affairs of the Trust and that are for the account of the Trust;

     (bb) to do all such acts and things as are necessary to ensure that the Trust qualifies at all times as a "mutual fund trust" for purposes of the Tax Act;

     (cc) to establish places of business of the Trust;

     (dd) to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration thereof and in connection therewith to revive the obligation on the covenants secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;

     (ee) to obtain security, including encumbrances on assets, to secure the full payment of monies owed to the Trust and the performance of all obligations in favour of the Trust, and to exercise all of the rights of the Trust, and to perform all of the obligations of the Trust, under such security;

     (ff) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Trust from time to time, from any person, for the purpose of carrying out the business or any other purposes of the Trust and for such purpose to draw, make, execute and issue loan agreements, promissory notes, debentures, convertible debentures, notes or similar debt securities and other negotiable and non-negotiable instruments and evidences of indebtedness (any or all of which may contain limitations or restrictions on payments, transfers, distributions or dispositions), secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a priority interest in any money owing to the Trust or engage in any other means of financing the Trust;

     (gg) without limit as to amount, to lend funds to any member of the Fund Group or their subsidiaries, in such manner and for such purposes as have been and may be approved and determined to be in the best interests of the Trust Unitholders by the Trustees;

     (hh) to enter into any subordination, postponement or priority agreement on behalf of the Trust with any lender or creditor to any person, including any member of the Fund Group or their subsidiaries, pursuant to which, among other things, the Trust may agree to subordinate and postpone its debt, security or any right to receive any income from any person;

     (ii) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any member of the Fund Group and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets;

     (jj) to do all such other acts and things as are incidental to the foregoing and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust;

     (kk) to purchase Trust Units for cancellation in accordance with applicable regulatory requirements; and

     (ll) to negotiate, make, execute, acknowledge and deliver any and all deeds, instruments, contracts, waivers, releases or other documents necessary or useful for the accomplishment of any of the powers herein granted, the purpose of the Trust or its asses or affairs, including, without limitation, the administration of the Trust, and to perform all of the obligations of the Trust thereunder.

     The Trustees shall, except as may be prohibited by law, have the right to delegate authority for the above-referenced matters to a manager or administrator where the Trustees determine in their sole discretion that such delegation is desirable to effect the administration of the duties of the Trustees under the Declaration of Trust. The Trustees may also delegate to officers of Holding GP, Holding LP, Cinram or any of their subsidiaries certain powers for management of the day-to-day affairs of the Trust provided such delegation is not inconsistent with this Declaration of Trust.

9.3  HOLDINGS TRUST UNITS, HOLDINGS TRUST NOTES AND GP SHARES HELD BY THE TRUST

     Subject to the provisions hereof, the Holdings Trust Units, the Holdings Trust Notes and GP Shares held from time to time by the Trustees as part of the Trust Assets may be voted by the Trustees at any and all meetings of unitholders, noteholders or shareholders of Holdings Trust or Holding GP, as the case may be, at which the holders of such Holdings Trust Units, Holdings Trust Notes or GP Shares are entitled to vote.

9.4  RESTRICTIONS ON TRUSTEES' POWERS

     (a) Notwithstanding Section 9.3, the Trustees may not under any circumstances whatsoever vote the Holdings Trust Units or GP Shares held by the Trust or, where applicable, the Holdings Trust Notes held by the Trust, nor permit any of the securities of any other member of the Fund Group that are directly or indirectly owned or controlled by the Trust, to authorize any transaction which is adverse to the Trust Unitholders including among other things:

          (i) any sale, lease or other disposition of all or substantially all of the assets of Holdings Trust, Holding LP or Holding GP, except in conjunction with an internal reorganization or good faith pledges or mortgages in the ordinary course of business or in connection with permitted guarantees of any member of the Fund Group or permitted charges, pledges or liens;

          (ii) any amalgamation, arrangement or other merger of Holdings Trust, Holding LP or Holding GP with any other entity, except in conjunction with an internal reorganization;

          (iii) any material amendment to the Holdings Trust Note Indenture other than in contemplation of a future issuance of Holdings Trust Notes to the Trust that are identical in all material respects to the Holdings Trust Notes issued in conjunction with the Arrangement or in conjunction with an internal reorganization of any member of the Fund Group;

          (iv) the winding-up or dissolution of Holdings Trust, Holding LP or Holding GP prior to the end of the term of the Trust except in conjunction with an internal reorganization; or

          (v) any material amendment to the constating documents of Holdings Trust, Holding LP or Holding GP to change the authorized shares, units or partnership interests of those entities in a manner which would be prejudicial to the Trust;

          without the approval of Voting Unitholders by Special Resolution at a meeting of Trust Unitholders and holders of Special Voting Units called for that purpose.

     (b) The Trustees shall have no power to sell or otherwise dispose of any Holdings Trust Units, Holdings Trust Notes or GP Shares held by the Trust (except pursuant to an in specie redemption under Section 6.5) or to sell all or substantially all of the Trust Assets or cause any member of the Fund Group to sell all or substantially all of its assets, except with the approval of the Trust Unitholders and holders of Special Voting Units by Special Resolution at a meeting of Trust Unitholders and holders of Special Voting Units called for that purpose, or in connection with an internal reorganization or a permitted charge, pledge or lien. In no case shall the Trustees have the power to reinvest the proceeds of such a disposition, except as provided in Section 4.3.

     (c) The Trustees shall only vote the Holdings Trust Units and exercise the rights under the Holdings Trust Notes in the manner provided for herein or permitted under the Holdings Trust Note Indenture, as the case may be, on the conditions contained therein.

9.5  BANKING

     The banking activities of the Trust, or any part thereof, including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any Trust Assets; the execution of any agreement relating to any Trust Assets; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustees may designate, appoint or authorize from


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

time to time and shall be transacted on the Trust's behalf by one or more officers of the Trust or any member of the Fund Group as the Trustees may designate, appoint or authorize from time to time.

9.6  STANDARD OF CARE AND DUTIES

     The Trustees shall act honestly and in good faith with a view to the best interests of the Trust Unitholders and the Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Trustees shall not be liable in carrying out their duties under this Declaration of Trust except in cases where the Trustees fail (a) to act honestly and in good faith with a view to the best interests of the Trust Unitholders, or (b) to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the CBCA. Unless otherwise required by law, the Trustees shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees shall not be required to devote their entire time to the investments or affairs of the Trust.

9.7  FEES AND EXPENSES

     As part of the expenses of the Trust, the Trustees may pay or cause to be paid out of the Trust Assets, reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including fees of auditors, accountants, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Trust Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Trust shall be payable out of the Trust Assets.

9.8  LIMITATIONS ON LIABILITY OF TRUSTEES

     (a) Subject to Section 9.6, none of the Trustees nor the officers or any agent of the Trust shall be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, for: any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any asset or security; for the loss or disposition of monies or securities; or any action or failure to act of any other person to whom the Trustees have delegated any of their duties under the Declaration of Trust; or for any other action or failure to act (including the failure to compel in any way any former Trustee to redress any breach of trust or any failure by Holdings Trust to perform obligations or pay monies owed to the Trust), unless, in each case, such liabilities arise out of a breach of the standard of care, diligence and skill as set out in Section 9.6 or a breach of Section 9.4. If the Trustees have retained an appropriate expert, advisor or legal counsel with respect to any matter connected with their duties under this Declaration of Trust, the Trustees may act or refuse to act based on the advice of such expert, advisor or legal counsel and, notwithstanding any provision of this Declaration of Trust, including the standard of care, diligence and skill set out in Section 9.6 hereof, the Trustees shall not be liable for and fully protected from any action or refusal to act based on the advice of any such expert, advisor or legal counsel which it is reasonable to conclude is within the expertise of such expert, advisor or legal counsel to give.

     (b) Subject to Section 9.6, none of the Trustees nor any officer or agent thereof shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with the Trust Assets or the affairs of the Trust, including in respect of any loss or diminution in value of any Trust Assets, to the Trust or to the Trust Unitholders or to any other person for anything done or permitted to be done by the Trustees. The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect to the affairs of the Trust. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Declaration of Trust or under any other related agreements. No recourse may be had or taken,


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

          directly or indirectly, against the Trustees in their personal capacity or against any incorporator, shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees. The Trust shall be solely liable therefor and resort shall be had solely to the Trust Assets for payment or performance thereof.

9.9  INDEMNIFICATION OF TRUSTEES

     Each Trustee, each former Trustee, each officer of the Trust and each former officer of the Trust shall be entitled to be and shall be indemnified and reimbursed out of the Trust Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or officer in consequence of its performance of its duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party or against whom any such claim, action or proceeding is commenced or proposed by reason of being or having been a Trustee or officer of the Trust or, at the request of the Trust, a director, officer or trustee of any member of the Fund Group; provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the Trust Assets in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result or in the course of his or her failure to act honestly and in good faith with a view to the best interests of the Trust Unitholders (or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustees did not have reasonable grounds for believing that their conduct was lawful). A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Trust Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

9.10 CONTRACTUAL OBLIGATIONS OF TRUST

     In respect of any obligations or liabilities being incurred by the Trust or the Trustees on behalf of the Trust, the Trustees and the Trust shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Trust Unitholders nor the Trustees shall have any personal liability or obligations in respect thereof. The omission of such statement from any such document or instrument shall not render the Trustees or the Trust Unitholders liable to any person, nor shall the Trustees or the Trust Unitholders be liable for such omission nor shall it invalidate such document or instrument. If, notwithstanding this provision, the Trustees or any Trust Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation, such Trustee or Trust Unitholder shall be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability.

9.11 CONFLICTS OF INTEREST

     (a) A Trustee or an officer of the Trust who is a party to, or is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Trust shall disclose in writing to the Trust the nature and extent of such interest and shall not vote on any resolution to approve the contract, unless the contract is one relating primarily to remuneration as a Trustee or officer, one for indemnity or insurance or one with an affiliate and, for greater certainty, a Trustee complying with this Section 9.11 shall not be subject to any liability to the Trust or the Trust Unitholders with respect to such material contract or proposed material contract as aforesaid.

     (b)  The disclosure required in Section 9.11(a) must be made:

          (i) at the meeting of Trustees at which the proposed material contract or transaction is first considered;

          (ii) if the Trustee or officer was not then materially interested in the proposed material contract or transaction, at the first such meeting after he or she becomes so materially interested;


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

          (iii) if the Trustee or officer becomes materially interested after a material contract or transaction is entered into, at the first meeting of Trustees after he or she becomes so materially interested; or

          (iv) if a person who is materially interested in a material contract or transaction with the Trust becomes a Trustee or officer, at the first such meeting of Trustees after he or she assumes that capacity.

     (c) Notwithstanding Section 9.11(b), where this Section 9.11 applies to any person in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of business of the Trust, would not require approval by the Trustees or Trust Unitholders, such person must disclose in writing to the Trustees, or request to have entered in the minutes of meetings of the Trustees, the nature and extent of his or her interest forthwith after that person becomes aware of the material contract or transaction or proposed material contract or transaction.

     (d) For the purposes hereof, a general notice to the Trustees by a Trustee or an officer of the Trust disclosing that he or she is a director or officer or an individual acting in a similar capacity of, or has a material interest in, any person and is to be regarded as interested in any material contract made or any material transaction entered into with that person is a sufficient disclosure of interest in relation to any contract so made or transaction entered into.

     (e) Where any Trustee or officer of the Trust fails to disclose his or her interest in a material contract or transaction in accordance with the provisions hereof, the Trustees or any Trust Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the material contract or transaction and directing that such Trustee or officer account to the Trust for any profit or gain realized.

     (f) Where a contract is made or transaction is entered into between the Trust and any one or more of its Trustees or officers, or between the Trust and another person of which a Trustee or officer of the Trust is a director or officer or in which he or she has a material interest:

          (i) the Trustee or officer, as applicable, is not accountable to the Trust or to the Trust Unitholders for any profit or gain realized from the contract or transaction; and

          (ii) the contract or transaction is not invalid, void or voidable by reason only of that relationship or by reason only that the Trustee is present at or is counted to determine the presence of a quorum at the meeting of Trustees or committee of Trustees that authorized the contract or transaction, if the Trustee disclosed his or her interest and did not vote on any resolution to approve the contract in accordance with this Section 9.11, the Trustees approved such contract or transaction and the contract or transaction was reasonable and fair to the Trust at the time it was so approved.

     (g) Notwithstanding Section 9.11(e) hereof, a Trustee or officer of the Trust, acting honestly and in good faith, is not accountable to the Trust or to the Trust Unitholders for any profit or gain realized from such material contract or transaction, and such material contract or transaction will not be void or voidable and may not be set aside, if:

          (i) the material contract or transaction was reasonable and fair to the Trust at the time it was approved or entered into;

          (ii) the material contract or transaction is confirmed or approved at a meeting of Trustees duly called for that purpose; and

          (iii) the nature and extent of the Trustee's or officer's interest in such contract or transaction is disclosed in reasonable detail in the notice calling the meeting of the Trustees.


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

     (h) Any Trustee may act as the trustee and/ or administrator of any compensation plan (including any equity related compensation plan) for directors, officers, employees or other persons related to the Trust, Holdings Trust or the Fund Group, and it will not be a conflict of interest under this Declaration of Trust for the Trustee to so act.

     (i) Subject to Subsection 9.11(a), each Trustee, in his or her personal capacity or any other capacity, may buy, sell, lend upon and deal in securities of the Trust and generally may contract and enter into any transactions with the Trust without being liable to account for any profit made thereby and such contract or transaction shall be neither void nor voidable.

9.12 CONDITIONS PRECEDENT

     The obligation of the Trustees to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustees from the Trust Assets to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustees to protect and hold harmless the Trustees against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Declaration of Trust shall require the Trustees to expend or risk their own funds or otherwise incur financial liability in the performance of their duties or in the exercise of any of their rights or powers unless they are given an indemnity and funding satisfactory to the Trustees, acting reasonably.

9.13 RELIANCE UPON TRUSTEES AND OFFICERS

     Any person dealing with the Trust in respect of any matters pertaining to the Trust Assets and any right, title or interest therein or to the Trust or to securities of the Trust shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by the Trustees or any officer of the Trust appointed by the Trustees as to the capacity, power and authority of the Trustees or any other person to act for and on behalf and in the name of the Trust. No person dealing with the Trustees or officers of the Trust shall be bound to see the application of any funds or property passing into the hands or control of the Trustees or officers of the Trust. The receipt of the Trustees or officers of the Trust for monies or other consideration shall be binding upon the Trust.

                                   ARTICLE 10
                             COMMITTEES OF TRUSTEES

10.1 DELEGATION

     Except as prohibited by law, the Trustees may appoint from their number one or more committees of Trustees and may delegate to any such committee of Trustees such authority as the Trustees may in their sole discretion deem necessary or desirable to effect the administration of the duties of the Trustees under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by Trustees provided that a majority of the Trustees comprising any such committee shall be Residents.

10.2 PROCEDURE

     Unless otherwise determined by the Trustees, a quorum for meetings of any committee shall be a majority of its members (provided that a majority of the Trustees comprising such quorum shall be Residents). Each committee shall have the power to appoint its chairperson (provided such chairperson must be a Resident) and the rules for calling, holding, conducting and adjourning meetings of the committee shall be the same as those governing the Trustees. Each member of a committee shall serve during the pleasure of the Trustees and, in any event, only so long as he or she shall be a Trustee. The Trustees may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.


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

                                   ARTICLE 11
                                    AMENDMENT

11.1 AMENDMENT

     The provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by the Trustees with the consent of the Trust Unitholders by Special Resolution; provided that the provisions of this Declaration of Trust may be amended by the Trustees at any time and from time to time without the consent, approval or ratification of the Trust Unitholders or any other person:

     (a) prior to the Effective Date provided that such amendments do not conflict with or are not inconsistent, in each case, in any material respect with the description of this Declaration of Trust in the Circular, and

     (b)  at any time for the purpose of:

          (i) ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any Governmental Authority having jurisdiction over the Trustees or the Trust (including ensuring that the Trust continues to qualify as a "mutual fund trust" within the meaning of the Tax Act) as determined by the Trustees on the advice of Counsel;

          (ii) making amendments which, in the opinion of the Trustees, on the advice of Counsel, provide additional protection or added benefits for Trust Unitholders;

          (iii) removing any conflicts or inconsistencies in this Declaration of Trust or making minor changes or corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Trust Unitholders;

          (iv) making amendments which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or policies of any Governmental Authority having jurisdiction over the Trustees or the Trust;

          (v) for any purpose (except one in respect of which a vote by Trust Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Trust Unitholders and is necessary or desirable; or

          (vi) assuring conformity with the Circular;

but, notwithstanding the foregoing, no such amendment shall be adopted which causes the Trust to fail to qualify as a "mutual fund trust" under the Tax Act and no such amendment shall modify the right to one vote per Trust Unit or Special Voting Units or reduce the fractional undivided interest in the Trust Assets represented by any Trust Unit without the consent of the Trust Unitholders and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Trust Unitholders for the purpose of this Section 11.1, without the consent of all of the Trust Unitholders.

11.2 NOTIFICATION OF AMENDMENT

     As soon as shall be practicable after the making of any amendment pursuant to this Article 11, the Trustees shall furnish written notification of the substance of such amendment to each Trust Unitholder.


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

                                   ARTICLE 12
                          MEETINGS OF TRUST UNITHOLDERS

12.1 ANNUAL AND SPECIAL MEETINGS OF TRUST UNITHOLDERS

     Annual meetings of the Trust Unitholders shall be called, commencing no later than June 30, 2007, on a day on or before June 30 in each year (or such later date as the Trustees may determine, subject to any required regulatory approvals), at a time and at a place in Canada set by the Trustees. The business transacted at such meetings shall include the presentation of the audited financial statements of the Trust for the immediately preceding fiscal year, the appointment of the Trustees for the ensuing year to be elected by Trust Unitholders in accordance with Article 8, the appointment of Auditors for the ensuing year (and the authorization of the Trustees to fix such Auditor's remuneration) and the transaction of such other business as Trust Unitholders may be entitled to vote upon as hereinafter provided in this Article 12 or as the Trustees may determine. Special meetings of the Trust Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Trust Unitholders holding in the aggregate not less than 5% of the Trust Units and Special Voting Units then outstanding, such request to be sent to the Trustees at the head office of the Trust and to specify in reasonable detail the business proposed to be transacted at the meeting. Upon receiving the requisition, the Trustees will call a meeting of the Trust Unitholders to transact the business referred to in the requisition, unless:

          (i) a record date for a meeting of the Trust Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Trust Units are listed for trading;

          (ii) the Trustees have called a meeting of the Trust Unitholders and have given notice thereof pursuant to Section 12.2; or

          (iii) in connection with the business as stated in the requisition:

               (A) it clearly appears that the matter covered by the requisition is (1) submitted by the Trust Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustees, the Fund Group or the Trust Unitholders, or (2) does not relate in a significant way to the business or affairs of the Trust;

               (B) the Trust, at the Trust Unitholder's request, included a matter covered by a requisition in an information circular relating to a meeting of the Trust Unitholders held within two years preceding the receipt of such request and the Trust Unitholder failed to present the matter, in person or by proxy, at the meeting;

               (C) substantially the same matter covered by the requisition was submitted to Trust Unitholders in an information circular relating to a meeting of the Trust Unitholders held within two years preceding the receipt of the Trust Unitholder's request and the matter covered by the requisition was defeated; or

               (D) the rights conferred by this Section 12.1 are being abused to secure publicity.

If the Trustees do not within 30 days after receiving the requisition call a meeting, any Trust Unitholder who signed the requisition may call the meeting in accordance with the provisions of Article 12, mutatis mutandis. If there are three Trustees, the officers of the Trust or any member of the Fund Group will promptly call a special meeting of the Trust Unitholders for the election of successor Trustees, failing which any interested Person (including a Trust Unitholder) may apply to a court of competent jurisdiction to appoint replacement Trustees. The chairperson of any annual or special meeting shall be the Chairperson of the Trustees or any other Trustee specified by resolutions of the Trustees or, in the absence of any Trustee, any person appointed as chairperson of the meeting by the Trust Unitholders present. The Trustees, the officers of the Trust, the Auditors and any other person approved by the Trustees, the chairperson of the meeting or by resolution passed by a majority of the votes cast by Trust Unitholders represented at the meeting may attend meetings of the Trust Unitholders.


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

12.2 NOTICE OF MEETINGS

     Notice of all meetings of Trust Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Trust Unitholder at his or her last address on the books of the Trust, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Trust Unitholder to form a reasoned judgment thereon, together with the text of any proposed resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting, other than a meeting adjourned for lack of a quorum under Subsection 12.7(b), may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Trust Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Trust Unitholders may be held at any time without notice if all the Trust Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Trust Unitholder (or a duly appointed proxy of a Trust Unitholder) may waive any notice required to be given under the provisions of this section, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice to such Trust Unitholder.

12.3 UNITHOLDER PROPOSALS

     (a) A registered or beneficial owner of Voting Units may submit notice to the Trust of any matter that the Trust Unitholder proposes to raise at an annual meeting of Trust Unitholders.

     (b)  To be eligible to submit a proposal, a person:

          (i) must be, for at least the six month period immediately prior to the date the person submits the proposal, the registered holder or the beneficial owner of a Voting Unit; and

          (ii) must have the support of persons who, in the aggregate, and including the person who submits the proposal, have been, for at least the six month period immediately prior to the date the person submits the proposal, the registered holders or beneficial owners of (i) at least 1% of the issued and outstanding Voting Units, or (ii) Trust Units or securities accompanying Special Voting Units whose fair market value is, on the date immediately prior to the date on which the proposal is submitted, at least $2,000.

     (c) A proposal submitted under Section 12.3(a) must be accompanied by the following information:

          (i) the name and address of the person or the person's supporters, if applicable; and

          (ii) the number of Voting Units held or owned by the person and the person's supporters, if applicable, and the date the Voting Units were acquired.

     (d) If requested by the Trust within 14 days of the receipt of the proposal, a person who submits a proposal must provide proof, within 21 days following such request, that the person meets the requirements set out in Section 12.3(b).

     (e) The Trust shall set out the proposal in its proxy circular delivered in connection with its annual meeting or attach the proposal thereto.

     (f) If so requested by the person who submits the proposal, the Trust shall include in, or attach to, its proxy circular delivered in connection with its annual meeting, a statement in support of the proposal by the person and the name and address of the person making the proposal. The statement and proposal so included must not exceed 500 words.

     (g) A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of Voting Units representing in the aggregate not less than 5% of the issued and outstanding Voting Units.

     (h) The Trust shall not be required to comply with Sections 12.3(e) and 12.3(f) if:

          (i) the proposal is submitted less than 90 days before the anniversary date of the Trust's annual meeting of Trust Unitholders held in the previous year;

          (ii) it clearly appears that the matter covered by the requisition is
               (A) submitted by the Trust Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustees, Holding GP, Holding LP, Amalco or their subsidiaries or the Trust Unitholders, or (B) does not relate in a significant way to the business or affairs of the Trust;

          (iii) the Trust, at the Trust Unitholder's request, included a matter covered by a requisition in an information circular relating to a meeting of the Trust Unitholders held within two years preceding the receipt of such request and the Trust Unitholder failed to present the matter, in person or by proxy, at the meeting;

          (iv) substantially the same matter covered by the requisition was submitted to Trust Unitholders in an information circular relating to a meeting of the Trust Unitholders held within two years preceding the receipt of the Trust Unitholder's request and the matter covered by the requisition was defeated; or

          (v) the rights conferred by this Section 12.3 are being abused to secure publicity.

     (i) If a person fails to submit a proposal or fails to continue to hold or own the number of Voting Units referred to in Section 12.3(b) up to and including the day of the meeting, the Trust is not required to set out in its proxy circular for such meeting, or attach to it, any proposal submitted by that person for any meeting held within two years following the date of the meeting.

     (j) No person incurs liability by reason only of circulating a proposal or statement of compliance with this Section 12.3.

     (k) If the Trust refuses to include a proposal in its proxy circular, it shall, within 21 days of the later of receipt of the notice or proof of ownership under Section 12.3(d), as the case may be, notify in writing the person submitting the proposal of its intention to omit the proposal from the Trust's proxy circular and of the reasons for the refusal.

12.4 QUORUM

     At any meeting of the Trust Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the votes attached to all outstanding Voting Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Trust Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the chairperson of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Trust Unitholders present either personally or by proxy shall form a quorum and any business may be brought before, or dealt with at, such an adjourned meeting which might have been brought before, or dealt with at, the original meeting in accordance with the notice calling the same.

12.5 VOTING RIGHTS OF TRUST UNITHOLDERS

     Only Trust Unitholders of record shall be entitled to vote and each Voting Unit shall entitle the holder or holders of that Voting Unit, as the case may be, to one vote on a poll vote at any meeting of Trust Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Trust Unitholders, any holder of Voting Units entitled to vote thereat may vote by proxy and a proxy need not be a Trust Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent for verification at least 48 hours prior to the commencement of such meeting. When any Voting Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Voting Unit, but if more than one of them shall be present at such meeting in person or by proxy and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Trust Unitholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.

12.6 RESOLUTIONS BINDING THE TRUSTEES

     Trust Unitholders shall be entitled to pass resolutions that will bind the Trust or the Trustees only with respect to the following matters:

     (a)  the election or removal of one or more Trustees of the Trust;

     (b) the election or removal of nominees of the Trust to serve as trustees of Holdings Trust;

     (c)  the appointment or removal of the Auditors of the Trust as provided in
          Article 17;

     (d)  the termination of the Trust;

     (e)  amendments of this Declaration of Trust as provided in Article 11;

     (f) the exercise of certain voting rights attached to the securities of any member of the Fund Group that are directly or indirectly owned or controlled by the Trust;

     (g) the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Trust;

     (h)  the sale of all or substantially all of the Trust Assets;

     (i) any amalgamation, arrangement or other merger of the Trust, except in conjunction with an internal reorganization;

     (j) the ratification of any Trust Unitholder rights plan, distribution reinvestment plan, distribution reinvestment and Trust Unit purchase plan, Trust Unit option plan or other compensation plan contemplated by Section 5.10 requiring Trust Unitholder approval;

     (k) the dissolution or winding-up of the Trust prior to the end of its term; and

     (l) any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Trust Unitholders for their approval;

provided that the Trust Unitholders shall not pass any resolution that would cause the Trust or any other member of the Fund Group to breach the terms of the Arrangement Agreement, the Exchange Agreement or the partnership agreement governing Holding LP or that would result in the Trust not qualifying as a "mutual fund trust" (within the meaning of the Tax Act).

     Except with respect to the above matters set out in this Section 12.6, no other action taken by the Trust Unitholders or any resolution of the Trust Unitholders at any meeting shall in any way bind the Trustees. Any action taken or resolution passed in respect of any matter at a meeting of Trust Unitholders shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust and except for the matters set out in Subsections 12.6(a), 12.6(b), 12.6(c), 12.6(f) and, if applicable, 12.6(l) if such matter requires a resolution passed by a simple majority of the votes cast by Trust Unitholders represented at the meeting above which matters may be dealt with by a resolution passed by a simple majority of the votes cast by Trust Unitholders represented at the meeting.


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

12.7 MEANING OF "SPECIAL RESOLUTION"

     (a) The expression "SPECIAL RESOLUTION" when used in this Declaration of Trust means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the number of votes attached to Trust Units and Special Voting Units then outstanding and passed by the affirmative votes of the holders of more than 66 2/3% of the Voting Units represented at the meeting and voted on a poll upon such resolution.

     (b) Notwithstanding Section 12.4, if at any meeting at which a Special Resolution is proposed to be passed the holders of 10% of the aggregate number of votes attached to Trust Units and Special Voting Units outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Trust Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later and to such place and time as may be appointed by the chairperson of the meeting. Not less than 10 days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section
          12.2. Such notice shall state that at the adjourned meeting the Trust Unitholders present in person or by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Trust Unitholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Subsection 12.7(a) shall be a Special Resolution within the meaning of this Declaration of Trust, notwithstanding that the holders of less than 10% of the aggregate number of votes attached to Voting Units then outstanding are present in person or by proxy at such adjourned meeting.

     (c) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary, except when otherwise determined by the chairman of the meeting.

12.8 MEANING OF "OUTSTANDING"

     Every Trust Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustees or Transfer Agent for cancellation, provided that:

     (a) when a new certificate has been issued in substitution for a Trust Unit Certificate which has been lost, stolen, mutilated or destroyed, only one of such Trust Unit Certificates shall be counted for the purposes of determining the number of Trust Units outstanding;

     (b) for the purpose of any provision of this Declaration of Trust entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Trust Units owned directly or indirectly, legally or equitably, by the Trust any member of the Fund Group shall be disregarded, except that:

          (i) for the purpose of determining whether the Trustees shall be protected in relying on any such vote, consent, requisition or other instrument or action, only the Trust Units which the Trustees know are so owned shall be so disregarded; and

          (ii) Trust Units so owned which have been pledged in good faith other than to the Trust or any member of the Fund Group shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustees the pledgee's right to vote such Trust Units in his or her discretion free from the control of the Trust, Holdings Trust, Holding GP, Holding LP, Amalco or any of their respective subsidiaries; and

     (c) for the purposes of Subsection 12.8(b), the Transfer Agent shall provide a certificate which will state the number of Trust Units and the certificate numbers of certificates, if certificates are issued, held by the Trust or any member of the Fund Group. The Trustees shall be entitled to rely on such certificate in order to disregard the votes of any of the parties mentioned above.

Every Special Voting Unit issued hereunder shall be deemed to be outstanding until cancellation or exchange of the Exchangeable Units to which it is attached.

12.9 RECORD DATE FOR VOTING

     For the purpose of determining the Trust Unitholders who are entitled to receive notice of and to vote or act at any meeting or any adjournment thereof, the Trustees may fix a date not more than 60 days and not less than 21 days prior to the date of any meeting of Trust Unitholders as a record date for the determination of Trust Unitholders entitled to receive notice of and to vote at such meeting or any adjournment thereof and any Trust Unitholder who was a Trust Unitholder at the time so fixed shall be entitled to receive notice of and to vote at such meeting or any adjournment thereof even though the Trust Unitholder has since that time disposed of his or her Trust Units or Special Voting Units. No Trust Unitholder becoming such after that time shall be entitled to receive notice of and to vote at such meeting or any adjournment thereof. In the event that the Trustees do not fix a record date for any meeting of Trust Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 12.2.

12.10 APPOINTMENT OF INSPECTOR

     The Trustees shall call a meeting of Trust Unitholders upon the written request of Trust Unitholders holding in the aggregate not less than 5% of the votes attached to the Voting Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustees of their responsibilities and duties in respect of the Trust. If the Trustees do not call for a meeting within 21 days after receiving this written request, any Trust Unitholder who signed the request may call such meeting. An inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting. The inspector shall have such powers not inconsistent herewith as may be conferred upon him or her at the meeting when he or she is appointed, but in all events shall not have any powers to act in any capacity as the Trustees hereunder or in place or in stead of the Trustees in any manner hereunder.

12.11 RESOLUTIONS IN WRITING

     Notwithstanding any other provision of this Declaration of Trust, a resolution in writing executed by Trust Unitholders holding more than 50% of the outstanding Voting Units at any time entitled to be voted on such resolution, if such resolution is an Ordinary Resolution, or a resolution in writing circulated to all Trust Unitholders and executed by Trust Unitholders holding more than 66 2/3% of the outstanding Voting Units at any time entitled to be voted on such resolution, if such resolution is a Special Resolution, shall be as valid and binding for all purposes of this Declaration of Trust as if such Trust Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 12.6 or 12.7 in favour of such resolution at a meeting of Trust Unitholders duly called for the purpose.

                                   ARTICLE 13
             CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

13.1 NATURE OF TRUST UNITS

     (a) The provisions of this Article 13 shall not in any way alter the nature of Trust Units or Special Voting Units or the relationships of a Trust Unitholder or Special Voting Unitholder to the Trustees and of one Trust Unitholder or Special Voting Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of Trust Units if desirable to issue them to Trust Unitholders and the recording of all transactions in respect of Trust Units and Trust Unit Certificates whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons. The Trust Units shall be issued in the form of the Trust Unit

          Certificate. At the option of the Trustees, a global Trust Unit Certificate (a "GLOBAL TRUST UNIT CERTIFICATE") may be issued in the name of and deposited by the Transfer Agent with, or on behalf of, CDS or a successor (collectively, the "DEPOSITORY"), as custodian of such Global Trust Unit Certificate and registered by the Transfer Agent in the name of the Depository or its nominee. No purchaser of Trust Units represented in part by a Global Trust Unit Certificate will be entitled to a certificate or other instrument from the Trust or the Depository evidencing that purchaser's ownership thereof except in the circumstances where the Depository resigns or is removed from its responsibilities as depository and the Trust is unable or does not wish to locate a qualified successor. Beneficial interests in a Global Trust Unit Certificate will be represented only through the Book-Entry System. Transfers of Trust Units between CDS Participants shall occur in accordance with the Depository's rules and procedures.

     (b) All references herein to actions by, notices given or payments made to Trust Unitholders shall, where such Trust Units are held through the Depository, refer to actions taken by, or notices given or payments made to, the Depository upon instruction from the CDS Participants in accordance with the Depository's rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Trust Unitholders evidencing a specified percentage of the aggregate Trust Units outstanding, such direction or consent may be given by Trust Unitholders acting through the Depository and the CDS Participants owning Trust Units evidencing the requisite percentage of the Trust Units. The rights of a Trust Unitholder whose Trust Units are held through the Depository shall be exercised only through the Depository and the CDS Participants and shall be limited to those established by law and agreements between such Trust Unitholders and the Depository and/or the CDS Participants or upon instruction from the CDS Participants. Each of the Transfer Agent and the Trustees may deal with the Depository for all purposes (including the making of payments) as the authorized representative of the respective Trust Unitholders and such dealing with the Depository shall constitute satisfaction or performance, as applicable, towards their respective obligations hereunder.

     (c) For so long as Trust Units are held through the Depository, if any notice or other communication is required to be given to Trust Unitholders, the Trustees and the Transfer Agent will give all such notices and communications to the Depository.

     (d) If the Depository resigns or is removed from its responsibilities as depository and the Trustees are unable or do not wish to locate a qualified successor, the Depository shall surrender the Global Trust Unit Certificate to the Transfer Agent with instructions from the Depository for registration of Trust Units in the name and in the amounts specified by the Depository and the Trust shall issue and the Trustees and Transfer Agent shall execute and deliver the aggregate number of Trust Units then outstanding in the form of definitive Trust Unit Certificates representing such Trust Units.

13.2 LIABILITY

The Trust, the Trustees and the Transfer Agent will not have any liability for:

     (a) records maintained by CDS relating to the beneficial interests in the Trust Units or the book entry accounts maintained by CDS;

     (b) maintaining, supervising or reviewing any records relating to such beneficial interests; or

     (c) any advice or representation made or given by CDS and made or given with respect to the rules and regulations of CDS, or any action taken or not taken by CDS or the CDS Participants.

13.3 TRUST UNIT CERTIFICATES

     (a) Trust Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustees.

     (b) If issued, Trust Unit Certificates are issuable only in fully registered form.

     (c)  The definitive form of the Trust Unit Certificates shall:

          (i)  be in the English language;

          (ii) be dated as of the date of issue thereof;

          (iii) contain the CUSIP number (if any) for the Trust Units; and

          (iv) contain such distinguishing letters and numbers as the Trustees shall prescribe.

     (d) In the event that the Trust Unit Certificate is translated into the French language and any provision of the Trust Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

     (e) Each Trust Unit Certificate shall be signed on behalf of the Trustees and the Transfer Agent of such Trust Unit. The signature of the Trustees required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. Any Trust Unit Certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate.

13.4 CONTENTS OF TRUST UNIT CERTIFICATES

     (a) Until otherwise determined by the Trustees, each Trust Unit Certificate shall legibly set forth on the face thereof, inter alia, the following:

          (i) the name of the Trust and the words "A trust created under the laws of the Province of Ontario by a declaration of trust dated the 21st day of March, 2006" or words of like effect;

          (ii) the name of the person to whom the Trust Unit Certificate is issued as Trust Unitholder;

          (iii) the number, class and, if any, series of Trust Units represented thereby and whether or not the Trust Units represented thereby are fully paid;

          (iv) that the Trust Units represented thereby are transferable;

          (v) the words "The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Trust Units represented thereby are issued may be obtained by a Trust Unitholder on demand and without fee from the head office of the Trust" or words of like effect; and

          (vi) the words "For information as to personal liability of a Trust Unitholder, see the reverse side of this certificate" or words of like effect.

     (b) Until otherwise determined by the Trustees, each such certificate shall legibly set forth on the face or the reverse side thereof, inter alia, the following:

          (i) "The Declaration of Trust provides that no Trust Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution", or words of like effect; and

          (ii) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Trust Units.

     The Trust Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine.

13.5 REGISTER OF TRUST UNITHOLDERS

     A register may be kept at the principal stock transfer office in Toronto, Ontario, of the Transfer Agent, which register, if maintained, shall contain the names and addresses of the Trust Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of certificates representing such Trust Units and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustees may from time to time designate. Only Trust Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Trust Unitholders hereunder. The Trustees shall have the right to treat the person registered as a Trust Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including payment of any distribution, giving notice to Trust Unitholders and determining the right to attend and vote at meetings of Trust Unitholders.

13.6 LIMITATION OF OWNERSHIP BY NON-RESIDENTS

     (a) At no time may Non-residents be the beneficial owners of more than 45% of the Trust Units and/or Special Voting Units, on a non-diluted or fully-diluted basis (and for greater certainty, including Trust Units that the Continuing Securityholders are entitled to acquire pursuant to the Exchange Agreement), and the Trustees shall inform the Transfer Agent of this restriction. The Trustees may require a registered holder of Trust Units and Special Voting Units to provide the Trustees with a declaration as to the jurisdictions in which beneficial owners of the Trust Units registered in such Trust Unitholder's name are resident and as to whether such beneficial owners are Non-residents (or in the case of a partnership, whether the partnership is a Non-resident). If the Trustees become aware, as a result of acquiring such declarations as to beneficial ownership or as a result of any other investigations, that the beneficial owners of 45% of the Trust Units and/or Special Voting Units (on a non-diluted or fully-diluted basis) are, or may be, Non-residents or that such a situation is imminent, the Trustees may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a Non-resident and does not hold such Trust Units for the benefit of Non-residents. If notwithstanding the foregoing, the Trustees determine that more than 45% of the Trust Units and Special Voting Units are held by Non-residents, the Trustees may send a notice to such Non-resident holders of the Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not more than 30 days. If the Trust Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustees with satisfactory evidence that they are not Non-residents within such period, the Trustees may on behalf of such Trust Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units (other than the right to receive the net proceeds from the sale). Upon such sale or conversion, the affected holders shall cease to be holders of the relevant Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates, if any, representing such securities. The Trust may direct the Transfer Agent to do any of the foregoing.

     (b) No liability shall accrue to the Trust or the Trustees if the Trust Units of a Non-resident Trust Unitholder are sold at a loss to such Trust Unitholder. Unless and until the Trustees shall have been required to do so under the terms hereof, the Trustees shall not be bound to do or take any proceeding or action with respect to this
          Section 13.5 by virtue of the powers conferred on them hereby. The Trustees shall use reasonable commercial efforts to actively monitor the ownership of Trust Units by Non-residents. It is acknowledged that the Trustees cannot definitively monitor the ownership of Trust Units by Non-residents if the Trust Units are registered in the name of CDS. The Trustees shall not be liable for any violation of the Non-resident ownership restriction which may occur during the term of the Trust.

     (c) In order to ensure the Trust's continued compliance with proposed amendments to subsection 132(7) of the Tax Act or any legislative amendments to subsection 132(7) of the Tax Act as finally enacted, the Trustees may, at any time and in their sole discretion, amend the Declaration of Trust in any manner.

13.7 TRANSFER OF TRUST UNITS

     (a) Subject to the provisions of this Article 13, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustees or shall be in any way binding upon the Trustees until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustees, the Trust or the Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit. Each Special Voting Unit shall be automatically transferred, without any further action, upon the transfer of the Exchangeable Units in respect of which such Special Voting Unit relates and shall be held by the transferee of such Exchangeable Units.

     (b) Subject to the provisions of this Article 13, Trust Units shall be transferable on the register or one of the branch transfer registers only by the Trust Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust or to the Transfer Agent of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustees or the Transfer Agent. Upon such delivery, the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Trust Units shall be issued to the transferee and a new certificate for the balance of Trust Units not transferred shall be issued to the transferor.

     (c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or mental incompetence of any Trust Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustees or the Transfer Agent and delivery of the existing certificate to the Trustees or the Transfer Agent, but until such record is made the Trust Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustees or the Transfer Agent shall have actual or other notice of such death or other event.

     (d) Trust Unit Certificates representing any number of Trust Units may be exchanged without charge for Trust Unit Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Unit Certificates may be made at the offices of the Trust or the Transfer Agent where registers are maintained for Trust Unit Certificates pursuant to the provisions of this Article 13. Any Trust Unit Certificates tendered for exchange shall be surrendered to the Trustees or appropriate Transfer Agent and then shall be cancelled.

13.8 TRUST UNITS HELD JOINTLY OR IN A FIDUCIARY CAPACITY

     Except as herein provided, the Trustees may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Trust Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship, but as set forth in Section 13.9, the same shall not bind the Trust in the Trustees.

13.9 PERFORMANCE OF TRUST

     The Trust, the Trustees, Transfer Agent or any other agent of the Trust shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Trust Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Trust Unitholder.

13.10 LOST CERTIFICATES

     In the event that any certificate for Trust Units is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new certificate for the same number of Trust Units in lieu thereof. The Trustees may in their sole discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees may deem necessary, to surrender any mutilated certificate and shall require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustees or the Transfer Agent may direct indemnifying the Trust for so doing.

13.11 DEATH OR DISABILITY OF A TRUST UNITHOLDER

     The death or disability of a Trust Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Trust Unitholder's personal representatives a right to an accounting or to take any action in court or otherwise against other Trust Unitholders or the Trustees or the Trust Assets, but shall merely entitle the personal representatives of the deceased Trust Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Trust Units in place of the certificate held by the deceased Trust Unitholder, if any, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Trust Unitholder under this Declaration of Trust.

13.12 UNCLAIMED DISTRIBUTION

     In the event that the Trustees shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustees shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the person or persons entitled thereto. The Trustees may not invest any such distributable amount except as described in Section 4.3. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such distributable amount so held to the Public Guardian and Trustee of Ontario (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustees.

13.13 OFFER FOR TRUST UNITS

     (a)  In this Section 13.13:

          (i) "ASSOCIATE" has the meaning ascribed to it in the Securities Act (Ontario);

          (ii) "DISSENTING UNITHOLDER" means a Trust Unitholder who does not accept an Offer referred to in Subsection 13.13(c) and includes any assignee of the Trust Unit of a Trust Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

          (iii) "EXCHANGE OFFER" has the meaning ascribed to it in Section 13.13(i);

          (iv) "EXCHANGEABLE SECURITIES" has the meaning ascribed to it in
               Section 13.13(j);

          (v) "OFFER" means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Trust Units, constitute in the aggregate 20% or more of all outstanding Trust Units at the date of the offer to acquire;

          (vi) "OFFER TO ACQUIRE" includes an acceptance of an offer to sell;

          (vii) "OFFEROR" means a person, or two or more persons acting jointly or in concert, who make an Offer;

          (viii) "OFFEROR'S NOTICE" means the notice described in Subsection 13.13(c); and

          (ix) "OFFEROR'S TRUST UNITS" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

     (b) If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or associate of the Offeror) is made and, by such Offer, the Offeror agrees to be bound by the provisions of this Section 13.13, and:

          (i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Trust Unitholders representing at least 90% of the outstanding Trust Units excluding Trust Units held by or on behalf of the Offeror or an Affiliate or associate of the Offeror;

          (ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of those Trust Unitholders who accepted the Offer; and

          (iii) the Offeror complies with Subsections 13.13(c), 13.13(e) and 13.13(i),

          the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

     (c) Where an Offeror is entitled to acquire Trust Units held by a Dissenting Unitholder pursuant to Subsection 13.13(b) and the Offeror wishes to exercise that right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "OFFEROR'S NOTICE") to each Dissenting Unitholder stating that:

          (i) Trust Unitholders holding at least 90% of the Trust Units and Special Voting Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or associate of the Offeror) have accepted the Offer;

          (ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Trust Unitholders who accepted the Offer;

          (iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Trust Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

          (iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Trustees within 21 days after the date of the sending of the Offeror's Notice.

     (d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Subsection 13.13(c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Trust, duly endorsed for transfer, if a Trust Unit Certificate or such other certificate has been provided.

     (e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Subsection 13.13(c), the Offeror shall pay or transfer to the Trustees, or to such other person as the Trustees may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Subsection 13.13(b).

     (f) The Trustees, or the person directed by the Trustees, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Subsection 13.13(e), but such cash or other consideration shall not form any part of the Trust Assets. The Trustees, or such persons as are directed by the Trustees, shall deposit cash in a separate account in a Canadian chartered bank and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

     (g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Subsection 13.13(c), the Trustees, if the Offeror has complied with subsection 13.13(e), shall:

          (i) do or cause to be done all acts and things and execute and cause to be executed all instruments as in the Trustees' opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

          (ii) send or cause to be sent to each Dissenting Unitholder who has complied with Subsection 13.13(d) the consideration to which such Dissenting Unitholder is entitled under this Section 13.13; and

          (iii) send or cause to be sent to each Dissenting Unitholder who has not complied with Subsection 13.13(d) a notice stating that:

               (A)  his or her Trust Units have been transferred to the Offeror;

               (B) the Trustees or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

               (C) the Trustees, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Trust Unit Certificate(s) or such other documents as the Trustees or such other person may require in lieu thereof, and the Trustees are hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

     (h) Subject to applicable law, an Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Trust Unitholder, a copy of the Offer is provided to the Trust.

     (i) Where an Offeror is entitled to acquire Trust Units held by a Dissenting Unitholder pursuant to Subsection 13.13(b) and the Offeror wishes to exercise such right, the Offeror shall also deliver an offer (the "EXCHANGE OFFER") to the Trustees, within 30 days after the date of termination of the Offer, addressed to each holder of Exchangeable Units to acquire all Trust Units issuable to such holder following the exchange of the holder's Exchangeable Units for Trust Units pursuant to the Exchange Agreement, which exchange by the holder and acquisition by the Offeror shall occur within 30 days of delivery of the Exchange Offer to the Trustees. The Exchange Offer shall be made on the same terms as the Offeror acquired the Trust Units of the Trust Unitholders who accepted the Offer. The Trustees shall deliver the Exchange Offer to each holder of Exchangeable Units forthwith upon receipt, if any such holders exist.

     (j) In the event that a non-exempt take-over bid from a person acting at arm's length to holders of securities exchangeable for Trust Units ("EXCHANGEABLE SECURITIES") (or any Affiliate or associate thereof) is made for Trust Units (other than a take-over bid which is for any and all Trust Units tendered and structured to permit holders of Exchangeable Securities to both exchange and tender conditional on take-up), unless an identical Offer (in terms of price per Trust Unit issuable upon the conversion, exercise or exchange of the Exchangeable Securities, percentage of outstanding securities to be taken up exclusive of securities owned immediately prior to the Offer by the Offeror, or associates or Affiliates of the Offeror and conditions (provided that the offer for Exchangeable Securities may be conditional upon Trust Units being taken up and paid for under the take-over bid for Trust Units) and in all other material respects)) is made concurrently by the Offeror to purchase the Exchangeable Securities, then, from and after the first take-up of Trust Units under the said take-over bid (provided that not less than 25% of the Trust Units other than Trust Units held at the date of the take-over bid by the Offeror or associates or Affiliates of the Offeror are so taken up) the terms and conditions of the Exchangeable Securities will be amended such that the exchange ratio shall be varied to equal 110% of the exchange ratio then in effect (such that on conversion, exercise or exchange the holder shall receive 1.1 Trust Units for each Trust Unit that the holder would otherwise have received). For greater certainty, notwithstanding any adjustment contemplated by this section, the holders of such Exchangeable Securities shall not be entitled to any adjustment to their entitlement to distributions until such time as such Exchangeable Securities are exchanged for Trust Units.

                                   ARTICLE 14
                                   TERMINATION

14.1 TERM OF TRUST

     Subject to the other provisions of this Declaration of Trust, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on March 21, 2006. For the purpose of terminating the Trust by such date, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust.

14.2 TERMINATION WITH THE APPROVAL OF TRUST UNITHOLDERS

     The Trust Unitholders and holders of Special Voting Units may vote by Special Resolution to terminate the Trust at any meeting of Trust Unitholders and holders of Special Voting Units duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees shall commence to wind up the affairs of the Trust. In such event, all of the Exchangeable Units will be deemed to be exchanged for Trust Units after the vote taken on the Special Resolution but prior to the distribution such that the Unitholders specifically include the holders of Exchangeable Units for all purposes of this Article 14. Such Special Resolution may contain such directions to the Trustees as the Trust Unitholders and holders of Special Voting Units determine, including a direction to distribute the Holdings Trust Units and the Holdings Trust Notes, in specie to holders of Trust Units.

14.3 PROCEDURE UPON TERMINATION

     Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustees shall give notice thereof to the Trust Unitholders and holders of Exchangeable Units, which notice shall designate the time or times at which Trust Unitholders and holders of Exchangeable Units may surrender their Trust Units for cancellation and the date at which the registers of Trust Units shall be closed.


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

14.4 POWERS OF THE TRUSTEES UPON TERMINATION

     After the date on which the Trustees are required to commence to wind up the affairs of the Trust, the Trustees shall undertake no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustees shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Declaration of Trust.

14.5 SALE OF INVESTMENTS

     After the date referred to in Section 14.3, the Trustees shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 14.2, sell and convert into money the Holdings Trust Units, the Holdings Trust Notes and all other assets comprising the Trust Assets in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust Assets, and shall in all respects act in accordance with the directions, if any, of the Trust Unitholders and holders of Special Voting Units (in respect of a termination authorized under Section 14.2). If the Trustees are unable to sell all or any of the Holdings Trust Units or the Holdings Trust Notes or other assets which comprise part of the Trust Assets by the date set for termination, the Trustees may, subject to obtaining all necessary regulatory approvals, distribute the remaining Holdings Trust Units, Holdings Trust Notes or other assets directly to the Trust Unitholders in accordance with their pro rata interests.

14.6 DISTRIBUTION OF PROCEEDS OR ASSETS

     After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the Holdings Trust Units, the Holdings Trust Notes and other assets together with any cash forming part of the Trust Assets among the Trust Unitholders in accordance with their pro rata interests. The Trustees will have no liability to the Trust or any Trust Unitholder for any amounts received by the Trust or the Trust Unitholders in connection with the liquidation of the Trust, provided that the Trustees act honestly and in good faith and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

14.7 FURTHER NOTICE TO TRUST UNITHOLDERS

     In the event that less than all of the Trust Unitholders have surrendered their Trust Units for cancellation within six months after the time specified in the notice referred to in Section 14.3, the Trustees shall give further notice to the remaining Trust Unitholders to surrender their Trust Units for cancellation and if, within one year after the further notice, all the Trust Units shall not have been surrendered for cancellation, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of Trust Units comprising such Trust Units to receive their pro rata share of the remaining Trust Assets and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Trust Unitholders (deducting all expenses thereby incurred from the amounts to which such Trust Unitholders are entitled as aforesaid) or, in the discretion of the Trustees, may pay such amounts into court.

14.8 RESPONSIBILITY OF THE TRUSTEES AFTER SALE AND CONVERSION

     The Trustees shall not (except as provided in the following sentence) invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 14.3 and, after such sale, the sole obligation of the Trustees under this Declaration of Trust shall be to hold such proceeds or assets in trust for distribution under Section 14.6.

                                   ARTICLE 15
                             SUPPLEMENTAL INDENTURES

15.1 PROVISION FOR SUPPLEMENTAL INDENTURES FOR CERTAIN PURPOSES

     The Trustees may, without approval of the Trust Unitholders and subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto or restatements of such indentures or instruments which thereafter shall form part of this Declaration of Trust, for any one or more or all of the following purposes:

     (a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 11.1 where the Trustees may do so without the consent, approval or ratification of the Trust Unitholders or any other person; and

     (b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Voting Units, and any such indenture or instrument supplemental to this Declaration of Trust shall be binding on all parties, including all Trust Unitholders and holders of Special Voting Units on the later of (i) the date of execution, and (ii) the effective date of any required approval by Trust Unitholders and holders of Special Voting Units, of that indenture or instrument.

                                   ARTICLE 16
                                     GENERAL

16.1 NOTICES

     (a) Any notice or other document required to be given or sent to Trust Unitholders under this Declaration of Trust shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the Report on Business section of the National Edition of The Globe and Mail or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

     (b) Any written notice or written communication given to the Trustees shall be addressed to the Trustees at the head office of the Trust, with a copy to Fogler, Rubinoff LLP, Attention: Norman May (Facsimile:
          416-941-8852), and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by cable, telegram, telex or other means of prepaid, transmitted or recorded communication.


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

16.2 FAILURE TO GIVE NOTICE

     The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Trust Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Trust Unitholder for any such failure.

16.3 JOINT HOLDERS

     Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

16.4 SERVICE OF NOTICE

     Any notice or document sent by post to or left at the address of a Trust Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Trust Unitholder and whether or not the Trustees have notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Trust Units concerned.

16.5 INFORMATION AVAILABLE TO TRUST UNITHOLDERS

     Each Trust Unitholder shall have the right to obtain, on demand and without fee, from the head office of the Trust a copy of this Declaration of Trust and any amendments thereto relating to Trust Units or Special Voting Units held by that Trust Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor and after delivering to the Trustees a statutory declaration stating the name and address of the person requiring the Trustees to furnish the list of Trust Unitholders and, if the person is a body corporate, the address for service thereof, and that the list will not be used except in connection with (a) an effort to influence the voting of the holders of Trust Units or Special Voting Units, (b) an offer to acquire Trust Units, or (c) any other matter relating to the Trust Units or Special Voting Units or the affairs of the Trust, obtain a list of the Trust Unitholders for the aforesaid purposes.

16.6 FISCAL YEAR

     The fiscal year and taxation year of the Trust shall end on December 31 of each year.

16.7 FINANCIAL DISCLOSURE

     The Trust will send to Trust Unitholders:

     (a) at least 21 days prior to the date of each annual meeting of Trust Unitholders (or such other time period as may be required by applicable law), the annual financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 17.4; and

     (b) within 60 days (or such shorter time period as may be required by applicable law) after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year), unaudited quarterly financial statements of the Trust for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements and the obligations to deliver such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.


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

16.8 TRUST UNITHOLDER MEETING INFORMATION

     Prior to each meeting of Trust Unitholders, the Trustees will provide to each Trust Unitholder, together with the notice of the meeting:

     (a) a form of proxy which can be used by a Trust Unitholder to appoint a proxy, who need not be a Trust Unitholder, to attend and act at the meeting on behalf of the Trust Unitholder, in the manner and to the extent authorized by the proxy; and

     (b)  all information required by applicable law.

16.9 TAXATION INFORMATION

     On or before March 15 in each year, the Trust will provide to Trust Unitholders who received distributions from the Trust in the prior calendar year, such information regarding the Trust required by Canadian law to be submitted to Trust Unitholders for income tax purposes to enable Trust Unitholders to complete their tax returns in respect of the prior calendar year.

16.10 INCOME TAX: ELECTION

     In respect of the first taxation year of the Trust, the Trust shall elect pursuant to Subsection 132(6.1) of the Tax Act that the Trust be deemed to be a mutual fund trust for the entire year.

16.11 POWER OF ATTORNEY

     (a) The Trustees hereby grant to Cinram a power of attorney, constituting Cinram with full power of substitution, as their true and lawful attorney to act on behalf of the Trust with full power and authority in their name, place and stead and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, agreement or document in connection with carrying out the activities of the Trust in connection with the Arrangement, including to execute on the Trust's behalf the Arrangement Agreement.

     (b) Each Unitholder hereby grants to the Trustees and their successors and assigns, a power of attorney constituting the Trustees and such successors and assigns with full power of substitution, as his true and lawful attorney to act on his behalf, with full power and authority in his name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

          (i) this Declaration of Trust and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a mutual fund trust for the purposes of the Tax Act;

          (ii) any instrument, deed, agreement or document in connection with carrying on the affairs of the Trust as authorized in this Declaration of Trust;

          (iii) all conveyances, transfers and other documents required in connection with dissolution, liquidation or termination of the Trust in accordance with the terms of this Declaration of Trust;

          (iv) any and all elections, determination or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any jurisdiction in respect of the affairs of the Trust or of a Trust Unitholder's interest in the Trust; and


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          (v)  all transfer, conveyances and other documents required to facilitate the acquisition of Trust Units and/or Exchangeable Securities of non-tendering offerees pursuant to Section 13.13.

          The Power of Attorney granted herein is, to the extent permitted by applicable law, a power coupled with an interest and is irrevocable and will survive the assignment by the Unitholder of all or part of the Unitholder's interest in the Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

16.12 INCOME TAX: OBLIGATION OF THE TRUSTEES

     The Trustees shall satisfy, perform and discharge all obligations and responsibilities of the Trustees under the Tax Act or any similar provincial legislation and neither the Trust nor the Trustees shall be accountable or liable to any Trust Unitholders by reason of any act or acts of the Trustees consistent with, or which the Trustees believe in good faith to be consistent with, any such obligations or responsibilities.

16.13 INCOME TAX: DEDUCTIONS

     The Trustees shall determine the tax deductions, allowances and credits to be claimed, and designations to be made by the Trust in any year, and the Trustees shall claim such deductions, allowances and credits and make such designations for the purposes of computing the income of the Trust and the amount of tax payable, if any, by the Trust pursuant to the provisions of the Tax Act.

16.14 BINDING EFFECT OF RESOLUTIONS

     Every resolution passed in accordance with the provisions of this Declaration of Trust at a meeting of Trust Unitholders shall be binding upon all the Trust Unitholders, whether present at or absent from such meeting, and each and every Trust Unitholder shall be bound to give effect accordingly to every such resolution.

16.15 NO BREACH

     Notwithstanding any other provision of this Declaration of Trust, Trust Unitholders shall have no power to effect any amendment hereto which would require the Trustees to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustees under any agreement binding on or obligation of the Trust or the Trustees.

16.16 EXECUTION OF INSTRUMENTS

     Any Trustee shall have the authority to sign in the name of the Trust all instruments in writing and any instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. For greater certainty, the Trustees may execute any agreements or other instruments under the name of the Trust. The foregoing shall not limit in any way the power of the Trustees to delegate to any person or persons the authority to sign in the name of the Trust on behalf of the Trustees any specific instrument or any instruments in writing generally.

                                   ARTICLE 17
                                    AUDITORS

17.1 QUALIFICATION OF AUDITORS

     The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.


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17.2 APPOINTMENT OF AUDITORS

     KPMG LLP are appointed as the auditors of the Trust, to hold such office until the first annual meeting of the Trust Unitholders or until their resignation or removal in accordance with Section 17.3. The Auditors will be selected at each succeeding annual meeting of Trust Unitholders. The Auditors will receive such remuneration as may be approved by the Trustees.

17.3 CHANGE OF AUDITORS

     The Auditors may at any time resign or be removed by the Trustees for good reason or with the approval of a majority of the votes cast by Trust Unitholders at a meeting of Trust Unitholders duly called for the purpose and, upon the resignation or the removal of the Auditors as aforesaid, new auditors may be appointed by a majority of votes cast by Trust Unitholders at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustees.

17.4 REPORT OF AUDITORS

     The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Trust Unitholder with the annual financial statements referred to in Section 16.7.

                                   ARTICLE 18
                                  MISCELLANEOUS

18.1 COUNTERPARTS

     This Declaration of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.2 SEVERABILITY

     If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

18.3 SUCCESSORS AND ASSIGNS

     The provisions of this Declaration of Trust shall enure to the benefit of, and be binding upon, the parties hereto and their respective heirs, executors, administrators, successors and assigns.

18.4 REFERENCES TO AGREEMENTS

     Any reference herein to any agreement, contract, indenture or obligation shall refer to such agreement, contract, indenture or obligation as the same may be amended from time to time.

18.5 LANGUAGE

     Les parties aux presentes ont exiges que la presente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en decouleront soient rediges en la langue anglaise. The parties hereto have required that this Declaration of Trust and all documents and notices resulting here from be drawn up in English.


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     IN WITNESS WHEREOF each of the parties has caused these presents to be executed the 5th day of May, 2006.

TRUSTEES:


"Leila Rafi"                            (signed)
-------------------------------------   ----------------------------------------
Witness                                 Nadir H. Mohamed


"Leila Rafi"                            (signed)
-------------------------------------   ----------------------------------------
Witness                                 Peter G. White


INITIAL UNITHOLDER:                     1362806 ONTARIO LIMITED


                                        Per: (signed)
                                             -----------------------------------
                                        Name: Lewis Rtichie
                                        Title: Vice President, Finance and CFO


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